Exhibit 99.1

FIRST PHOSPHATE CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED FEBRUARY 28, 2026

October 29, 2026

FIRST PHOSPHATE AIF	1

FIRST PHOSPHATE AIF	2

Introduction

General

In this Annual Information Form (“AIF”), unless the context otherwise requires, the “Company” or “First Phosphate” refers to First Phosphate Corp. All capitalized terms not otherwise defined have the meanings ascribed to them in the “Glossary of Terms”. Except where otherwise indicated, all references to dollar amounts and “$” are to Canadian dollars and unless otherwise indicated, the information contained herein is given as at February 28, 2026.

Technical Information

National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, Companion Policy 43-101CP and Form 43-101F1 (collectively, “NI 43-101”) are a set of rules developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of “scientific and technical information” concerning mineral projects (“Technical Information”). Unless otherwise indicated, all Technical Information, including resource estimates attributable to First Phosphate’s property interests contained in this AIF, and including any information contained in certain documents referenced in this AIF, has been prepared in accordance with NI 43-101, and those standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).

The named individuals who supervised the preparation of the Technical Information contained in this AIF are qualified persons, as defined under NI 43-101. Each of the authors of the technical reports that form the basis for the majority of the Technical Information reproduced in this AIF are Qualified Persons (as defined under NI 43-101).

Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimates of Mineral Reserves and Mineral Resources discussed in this AIF may be affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. The Company’s current Technical Reports, which are available on SEDAR+ under the Company’s profile at www.sedarplus.ca, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of the Company’s material mineral properties.

Other

The Company has included market and industry data in this AIF based on third party and Company information. Although the Company does not have any knowledge that such third-party information may not be reliable or accurate, there can be no assurance that such third-party information is complete or accurate. Such information involves risks and uncertainties and is subject to change based on various factors, including those factors discussed in ‘‘Risks Factors”.

References to the Company’s website are provided herein for informational purposes only. Information contained on the Company’s website should not be deemed to be incorporated by reference herein.

National Instrument 43-101 definitions

Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions in NI 43-101 are adopted from those given by the CIM.

Qualified Person: The term “Qualified Person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self regulating organization.

Mineral Resource: The term “Mineral Resource” refers to a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

FIRST PHOSPHATE AIF	3

Inferred Mineral Resource: The term “Inferred Mineral Resource” refers to that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and limited sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. The estimate is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: The term “Indicated Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the appropriate application of modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to reasonably assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a “Measured Mineral Resource” and may only be converted to a “Probable Mineral Reserve”.

Measured Mineral Resource: The term “Measured Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the appropriate application of modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a “Proven Mineral Reserve” or to a Probable

Mineral Reserve: Mineral Reserve The term “Mineral Reserve” refers to that part of a Measured and/or Indicated Mineral Resource which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors). It includes diluting materials that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility, as well as allowances for losses which may occur when the material is mined or extracted, and Mineral Reserves are defined by studies at pre-feasibility or feasibility level, as appropriate. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The term Mineral Reserve does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does, however, signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve: The term “Probable Mineral Reserve” refers to the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) applying to a Probable Mineral Reserve is lower than that applying to a “Proven Mineral Reserve”. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

Proven Mineral Reserve: The term “Proven Mineral Reserve” refers to the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies that the Qualified Person has the highest degree of confidence in the estimate and the modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors). Use of the term is restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

Technical Disclosure

Unless otherwise indicated, First Phosphate has prepared the Technical Information in this AIF based on information contained in the Technical Reports and news releases (collectively the “Disclosure Documents”) available under the Company’s profile on SEDAR+ at www.sedarplus.ca. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained herein and in the Disclosure Documents.

FIRST PHOSPHATE AIF	4

Each of the Company’s Disclosure Documents was prepared by or under the supervision of a Qualified Person (as defined under NI 43-101). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.

Glossary of Units

Abbreviation	Meaning	Abbreviation	Meaning
%	percent sign	mm	millimetre
° or deg	Degree	MW	megawatts
°C	degree Celsius	Mt	million tonnes
Capex	Capital Expenditures	LOM	Life-of-Mine
dmt	Dry metric tonne	oz	ounce (troy)
Fe	Iron	Opex	Operating Expenses
Fe203	Iron(III) oxide	P	Phosphorus
ha	Hectare	pa	per annum
ind	Indicated	P205	Phosphorus pentoxide
inf	Inferred	RF	Revenue Factors
IRR	Internal Rate of Return	t or tonne	metric tonne
kg	Kilogram	t/m3	metric tonne per cubic metre
km	Kilometre	Ti	Titanium
kV	Kilovolt	tpd	metric tonne per day
M	Million	TiO2	Titanium dioxide
m	Metre	Yd2	Yard squared
m3	cubic metre

FIRST PHOSPHATE AIF	5

Cautionary Note Regarding Forward-Looking Information

This AIF contains forward-looking statements and information within the meaning of applicable securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook of the Company.

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “continue”, “intend”, “aim”, “plan”, “budget”, “goal”, “estimate”, “forecast”, “foresee”, “close to”, “target”, “potential” or negative versions thereof and similar expressions, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances. Any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking statements are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances and are subject to change. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on such statements.

The forward-looking statements in this AIF include, among other things, statements relating to the Company’s business objectives and milestones; statements concerning the Company’s plans at the Properties; requirements for and availability of additional capital; the Company’s business plans and strategies; the Company’s expectations regarding the Company’s future results, including, among others, revenue, expenses, expenditures, operations, and use of future cash flow; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

In making the forward-looking statements in this AIF, the Company has made several assumptions, including, but not limited to, assumptions concerning: the accuracy of geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis and metallurgical testing that are involved in the calculation of mineral reserves and mineral resources; that engineering and construction timetables and capital costs for the Company’s development and expansion projects are correctly estimated not affected by unforeseen circumstances; that the Company is able to obtain financing for its proposed operations on reasonable terms; that there is no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; there being no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s ability to complete its exploration and development programs consistent with its expectations; commodity price expectations including assumptions for P205; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations.

Actual results may differ materially from those expressed or implied in the forward-looking statements contained in this AIF. The Company anticipates that subsequent events and developments may cause the Company’s views to change. Factors which could cause results or events to differ from current expectations include, among other things: Limited Operating History; the Company’s Size and Resources; Negative Cash Flow and Dependence on Additional Financing; Mineral Exploration and Development; Mineral Resources and Reserve Estimates; Capital Requirements for Development; Title; Indigenous Title and Land Claims; Infrastructure; Mining and Processing Operations; the Development and Operation of Processing and Manufacturing Facilities; Third Party Suppliers; Production of Battery-Grade Precursor Materials; the Availability of Supplies and Equipment; Dependence on Outside Parties; Permits, Licenses, Approvals and Regulatory Compliance; Reputation; Land Reclamation; Health and Safety; Insurance Coverage; Changes in Battery Technology; Commodity Prices and Revenue Fluctuations; Competition in Precursor Materials Markets; Intellectual Property and Processing Technology; Non-Canadian Investors; Foreign Private Issuer Status; Share Price Volatility; Dilution and the Future Sale of Securities; Dividends; Geopolitical Uncertainty; Global Financial Conditions; Uncertain Trade Policies; Key Personnel; Personnel Recruitment and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. If any of these risks or uncertainties materialize, or if the opinions, estimates, or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. When relying on forward-looking statements to make decisions with respect to the Company, carefully consider these risk factors and other uncertainties and potential events. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those factors are described in the Company’s other filings with Canadian and United States securities authorities, all of which are available on SEDAR+ at www.sedarplus.ca.

FIRST PHOSPHATE AIF	6

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to the Company or that it does not presently believe are material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this AIF represent the Company’s expectations as of the date of this AIF (or as the date they are otherwise stated to be made) and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statement, except as required by law.

Cautionary note to US investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Technical Information contained herein regarding our mineral properties has been prepared in accordance with the requirements of NI 43-101, which differ from the requirements of the United States securities laws applicable to U.S. companies. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this AIF has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

FIRST PHOSPHATE AIF	7

Glossary Of Terms

The following glossary of certain of the terms used in this AIF is provided for ease of reference.

“ADR” means the Company’s Level 2 American Depositary Receipt program trading on the Nasdaq Global Market with an ADR ratio set to ten First Phosphate common shares for each one First Phosphate ADR.

“AIF” means this Annual Information Form.

“Ballestra” means Ballestra S.pA of Milan, Italy.

“Bégin-Lamarche Property” has the meaning ascribed to such term in the section “Description of the Business – Principal Properties”.

“Bégin-Lamarche PEA” means the preliminary economic assessment of the Bégin-Lamarche Property entitled “Preliminary Economic Assessment of the Bégin-Lamarche Phosphate Property, Saguenay-Lac Saint-Jean Region, Northern Québec” authored by Andrew Bradfield, P.Eng., Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., D. Grant Feasby, P.Eng., John Henning, Ph.D, P.Eng., and BBA Inc., Hugo Latulippe, P.Eng., BBA Inc. dated January 17, 2025 with an effective date of December 4, 2024.

“BCBCA” means Business Corporations Act (British Columbia).

“Bluesky Claims” has the meaning ascribed to such term in the section “Description of the Business – Overview”

“Board of Directors” or the “Board” means the Company’s board of directors.

“CAM” means cathode active material.

“CIM” means the Canadian Institute of Mining Metallurgy and Petroleum.

“Collaboration Agreement” has the meaning ascribed to such term in the section “General Development of the Business, Three Year History, Fiscal Year Ended February 28, 2026”.

“Common Shares” means the common shares in the capital of the Company.

“Company” or “First Phosphate” means First Phosphate Corp., a company incorporated under the laws of the province of British Columbia.

“CSA” means the Canadian Securities Administrators.

“CSE” means the Canadian Securities Exchange.

“Glen Eagle” means Glen Eagle Resources Inc., an arm’s length corporation.

“IFRS” means International Financial Reporting Standards.

“Lac à l’Orignal Property” has the meaning ascribed to such term in the section “Description of the Business – Mineral Properties”.

“Lac à l’Orignal PEA” has the meaning ascribed to such term in the section “Description of the Business – Mineral Properties”.

“LFMP” means Lithium Iron Manganese Phosphate.

“LFP” means Lithium Iron Phosphate.

“MD&A” means management’s discussion and analysis.

“MGA” means Merchant Grade Phosphoric Acid.

“NI 43-101” has the meaning ascribed to such term in the section “Introduction, Technical Information”.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“Omnibus Plan” means the omnibus equity incentive plan reapproved by shareholders, as amended and restated, on August 28, 2026.

FIRST PHOSPHATE AIF	8

“OTCQB” means the OTCQB market of OTC Markets Group, Inc.

“OTCQX” means the OTCQX market of OTC Markets Group, Inc.

“PA” means phosphoric acid.

“pCAM” means phosphate cathode active material

“PPA” means purified phosphoric acid.

“Prayon” means Prayon Technologies SA of Engis, Belgium.

“Principal Properties” means Bégin-Lamarche Property and the Lac à l’Orignal Property.

“Properties” has the meaning ascribed to such term in the section “Description of the Business – Overview”

“Exchange Act” means the Securities Exchange Act of 1934.

“SGS” means SGS Canada Inc.

“Technical Reports” means the Updated Bégin-Lamarche MRE, the Bégin-Lamarche PEA and the Lac à l’Orignal PEA.

“Ultion” means Ultion Technologies Inc. of Las Vegas, Nevada.

“Updated Bégin-Lamarche MRE” has the meaning ascribed to such term in the section “Description of the Business – Principal Properties”.

FIRST PHOSPHATE AIF	9

Corporate Structure

Name, Address and Incorporation

The full corporate name of the Company is “First Phosphate Corp.” The Company’s head office is located at 181 Bay St. Ste 4400, Toronto, ON M5J 2V8 and its Registered and Records Office is located at 1055 West Georgia Street, 1500 Royal Centre, PO Box 11117, Vancouver, British Columbia, Canada V6E 4N7.

The Company was incorporated as Etna Resources Inc. on September 18, 2006, under the provisions of the Business Corporations Act (British Columbia) (“BCBCA”). The Company filed articles of amendment on:

●	January 20, 2010 to change its name to Pan American Lithium Corp.

●	September 23, 2011 to authorize a class of preferred shares without par value, and to allow for the issuance of an unlimited number of preferred shares without par value;

●	November 26, 2012 to change its name to First Potash Corp.

●	June 29, 2022 to change its name to First Phosphate Corp.

General Development of the Business

Three Year History

The following provides a summary of the development of the business of the Company during the three previous financial years.

Fiscal Year Ended February 29, 2024

March 2023

On March 3, 2023, the Company acquired 13 mineral claims in the Bégin-Lamarche claim block representing approximately 612 ha. in the region of Saguenay-Lac-St-Jean, Quebec, for consideration of $25,000 through the issuance of 27,173 Common Share at a deemed price of $0.92 per Common Share.

On March 20, 2023, the Company announced the Metallurgical Testwork results on mineralization sourced from its Lac à l’Orignal Property in the region of Saguenay- Lac-St-Jean, Quebec, Canada conducted by SGS, Quebec City, Quebec, and dated March 13, 2023 and titled “An Investigation Into Preliminary Metallurgical Testwork On A Phosphate Ore (Lac À L’Orignal)”.

April 2023

On April 24, 2023, the Company completed a non-brokered private placement comprised of: (i) 1,205,217 Common Share units at $0.70 per unit for gross proceeds of $843,652; and (ii) 1,869,375 flow-through common shares at $0.80 per flow-through share for gross proceeds of $1,495,500. Each unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant was exercisable for one additional share at a price of $1.25 until April 30, 2026. The Company issued 42,857 Common Shares and issued 57,980 compensation warrants as consideration to eligible finders with each compensation warrant exercisable at a price of $1.25 per Common Share of the Company until April 24, 2026.

June 2023

On June 19, 2023, the Company commissioned a solventless, environmentally friendly phosphate concentration pilot plant. A 15-tonne bulk sample was crushed to a diameter of 20 mm and sent to SGS. Based on 15 separate crushed rock specimens, the bulk sample assayed 7.6% P2O5 (phosphate) and 6.9% TiO2 (titanium oxide). The pilot plant optimises the Company’s metallurgical process for the production of a super high-grade phosphate concentrate approaching 41% P2O5. The pilot plant has produced over 900 kilograms of apatite concentrate which were sent to the facilities of Prayon for the production of battery-grade PPA. The battery-grade PPA produced was later sent to Company partners for homologation into their LFP CAM production processes.

FIRST PHOSPHATE AIF	10

On June 19, 2023, members of the Company management team and Board purchased 2,700,000 common shares, representing 50% of the then escrowed Common Shares owned by Glen Eagle and approximately 5.2% of the then issued and outstanding common shares of the Company, for aggregate consideration of $590,000 at the deemed price of $0.2185 per Common Share pursuant to a share purchase agreement dated May 10, 2023. Glen Eagle originally received the Common Shares for its sale of the Lac à l’Orignal property to the Company on September 12, 2022.

July 2023

On July 26, 2023, the Company announced the results of the Lac à l’Orignal PEA which indicated that the Lac à l’Orignal Property would produce annual average of 425,000 tonnes of beneficiated phosphate concentrate at over 40% P2O5 content, 280,000 tonnes of magnetite and 97,000 tonnes of ilmenite over a 14.2 year mine life. The Lac à l’Orignal Property was projected to generate a pre-tax internal rate or return (IRR) of 21.7% and a pre-tax net present value (NPV) of $795 million at a 5% discount rate at June 30, 2023 approximate 18 month trailing average phosphate price and long term consensus magnetite and ilmenite prices. The Lac à l’Orignal Property is projected to generate an after-tax internal rate or return (IRR) of 17.2% and an after-tax net present value (NPV) of $511 million at a 5% discount rate at June 30, 2023 approximate 18 month trailing average phosphate price and long-term consensus magnetite and ilmenite prices. The Lac à l’Orignal Property was projected to generate an after-tax cash flow of $567 million in years 1-5, resulting in a 4.9-year payback period from start of production.

August 2023

On August 31, 2023, Peter Kent retired as President and Director of the Company,

September 2023

On September 1, 2022, Garry Siskos stepped down as Chief Operating Officer and Chief Financial Officer (“CFO”), and Bennett Kurtz, the predecessor CFO to Mr. Siskos, was appointed as the Company’s CFO in addition to his roles as the Company’s CAO, Corporate Secretary, and Director.

On September 6, 2023, the Company received successful results for the pilot production of MGA from its phosphate concentrate. As previously announced on June 19, 2023, a 900 kilogram sample of apatite concentrate was produced at the First Phosphate pilot plant facilities at SGS and was sent to the facilities of Prayon for testing its suitability for the production of battery-grade PPA.

On September 11, 2023, the Company filed the Lac à l’Orignal PEA.

On September 13, 2023, the Company entered into an agreement with American Battery Factory Inc. of Utah, USA to support production of up to 40,000 tonnes of annual fully North American manufactured LFP CAM.

December 2023

On December 11, 2023, the Company signed a memorandum of understanding with Ultion for the purchase of a non-exclusive, perpetual license to technology for the production of LFP CAM and LFMP CAM. The LFP technology contemplated by the memorandum of understanding was in production in two facilities, one with 10,000 tons per annum of capacity and one with 50,000 tons per annum of capacity.

On December 29, 2023 the Company entered into a credit agreement with members of its Board to establish a revolving credit facility of $2,100,000. The Company did not access any funds under the line of credit prior to its expiry on December 31, 2025. In consideration for providing the credit facility, the Company granted 5,250,000 warrants, exercisable at $0.40 per Common Share of which 2,625,000 warrants vested immediately and expire on December 30, 2028. The remaining issued but unvested warrants expired upon termination of the credit agreement.

Between December 22, 2023 and January 19, 2024, the Company completed a non-brokered private placement comprised of (i) 4,858,688 units at $0.40 per unit for gross proceeds of $1,943,475 and (ii) 12,560,000 flow-through Common Shares at $0.50 per flow-through share for gross proceeds of $6,280,000. Each unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant was exercisable for one additional Common Share at a price of $0.50 until December 31, 2025. The Company issued 1,193,700 compensation warrants as consideration to eligible finders with each compensation warrant exercisable at a price of $0.50 per Common Share until December 31, 2025.

FIRST PHOSPHATE AIF	11

January 2024

On January 29, 2024, the Company announced a new high-grade discovery 500 m from the existing northern zone of the Bégin-Lamarche Property. The original discovery was made in the fall of 2022 during a prospection campaign and was later confirmed by a 4,200 m drilling campaign in the winter of 2023.

February 2024

On February 13, 2024, the Company announced that Prayon completed the second stage of the process to transform the MGA into PPA in conformity with the Prayon food grade / battery-grade specification.

Fiscal Year Ended February 28, 2025

April 2024

On April 9, 2024, the Company announced the signing of a collaboration agreement with Pekuakamiulnuatsh Takuhikan First Nation (the “Collaboration Agreement”). Under the Collaboration Agreement, the Company issued: (a) an initial 50,000 Common Shares to the ilnu-aitun funds (dedicated to Ilnu culture) and 50,000 Common Shares to the Nelueun funds (dedicated to ilnu language); and (b) such number of shares equal to 2.5% of the exploration and development expenditures by the Company on the First Nation’s lands, calculated and payable annually. The exploration and development expenditures are subject to a minimum of 100,000 Common Shares per year, payable annually in advance, including 100,000 Common Shares issued in connection with the signing of this agreement for the 2024 calendar year.

On April 16, 2024, Gary Stanley was appointed to the Company advisory board.

The Company’s 25,929 m drill program was completed on April 29, 2024. A total of 99 drill holes drilled at 100-m spacing covered the entire length of the favorable phosphate horizon. Four phosphate bearing zones were discovered over a strike length of 2.5 km. The Phosphate Mountain Zone had been drilled for a total length of 250 m. This zone is beginning to merge (from the southwest) with the Northern zone where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m. The Southern Zone had been drilled at 100 m spaced sections over a strike length of 1,700 m. Results to that date from the Southern Zone showed continuous widths in excess of 100 m of phosphate mineralization. The Northwestern zone had an average width of 40 m and a length of 700 m.

May 2024

On May 13, 2024, Armand MacKenzie was appointed Vice President, Government Relations.

June 2024

On June 10, 2024, the Ontario Securities Commission issued a receipt for a shelf prospectus dated June 6, 2024. The prospectus was filed in each of the provinces and territories of Canada. Under the shelf prospectus, the Company could issue and sell up to, in the aggregate, $20,000,000 of common shares, warrants, subscription receipts, units, debt securities, or any combination thereof, from time to time over a 25-month period that the shelf prospectus remained effective.

July 2024

On July 10, 2024, the Company acquired 15 additional mineral claims in the Bégin-Lamarche claim block for consideration of 200,000 Common Shares at a deemed price of $0.20 per Common Share.

FIRST PHOSPHATE AIF	12

September 2024

Effective September 1, 2024, Marc Branson resigned from, and Peter J.F. Nicholson was appointed to the Board.

October 2024

On October 4, 2024, Karl Trudeau’s tenure on the Company advisory board ended.

On October 31, 2024, the Company filed the initial Bégin-Lamarche MRE entitled “Technical Report and Initial Mineral Resource Estimate of The Bégin-Lamarche Phosphate Property, Saguenay – Lac Saint-Jean Region, Northern Quėbec” dated November 1, 2024, with an effective date of September 9, 2024. The report was prepared by P&E Mining Consultants Inc.

November 2024

On November 20, 2024, the Company announced a strategic collaboration with GKN Hoeganaes, a division of GKN Powder Metallurgy and one of the largest iron powder producers globally.

December 2024

On December 2, 2024, the Company signed a technology license agreement with Prayon for the technology to produce MGA from igneous apatite phosphate rock as well as high-purity gypsum. The Company selected Ballestra, to fulfill the service agreement for the engineering services portion for the project.

December 4, 2024, the Company announced the results of its Bégin-Lamarche PEA which indicates that the Bégin-Lamarche Property would produce an annual average of 900,000 tonnes of beneficiated phosphate concentrate at 40% P2O5 content and 380,000 tonnes of magnetite over a 23 year mine life. The Bégin-Lamarche Property was projected to generate a pre-tax internal rate or return (IRR) of 37.1% and a pre-tax net present value (NPV) of $2.1 billion at an 8% discount rate at an approximate 3-year trailing average phosphate price plus a premium for purity potential and potential secure source of supply, and a 2-year trailing average magnetite price plus a premium for purity. The Bégin-Lamarche Property is projected to generate an after-tax internal rate or return (IRR) of 33.0% and an after-tax net present value (NPV) of $1.590 billion at an 8% discount rate. The Bégin-Lamarche Property is projected to generate an after-tax cash flow of $700 Million in years 1 to 3, resulting in a 2.9-year payback period from start of production. Pre-tax cash flow in years 1 to 3 is $783 Million for a 2.6-year payback period.

On December 17, 2024, the Company signed two long-term offtake agreements with creditworthy offtake partners with respect to its planned future productions to take place in Saguenay-Lac-St-Jean, Quebec.

Between December 27 and December 31, 2024, the Company completed a non-brokered private placement comprised of (i) 252,857 units at $0.35 per unit for gross proceeds of $88,500 and (ii) 7,448,455 flow-through Common Shares at $0.35 per flow-through share for gross proceeds of $2,606,959. Each unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant was exercisable for one additional share at a price of $0.50 until December 31, 2025. The Company issued 230,948 Common Share and issued 230,948 compensation warrants as consideration to eligible finders with each compensation warrant exercisable at a price of $0.50 per Common Share until December 31, 2025.

Fiscal Year Ended February 28, 2026

February 2025

On February 17, 2025, Mr. MacKenzie was promoted to the post of President and David Dufour was promoted to the position of Senior Vice President.

April 2025

On April 30, 2025, the Company announced that it voluntarily filed a Form 15F with the United States Securities and Exchange Commission to terminate the registration of the Common Shares and its reporting obligations under the Exchange Act.

FIRST PHOSPHATE AIF	13

May 2025

Between May 27 and June 2, 2025, the Company completed a non-brokered private placement comprised of (i) 2,124,747 units at $0.35 per unit for gross proceeds of $743,661 and (ii) 7,925,309 flow-through Common Shares at $0.35 per flow-through share for gross proceeds of $2,773,858. Each unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant was exercisable for one additional share at a price of $0.50 until December 31, 2025. The Company issued 471,152 Common Shares and issued 444,867 compensation warrants as consideration to eligible finders with each compensation warrant exercisable at a price of $0.50 per Common Share until December 31, 2025.

June 2025

On June 10, 2025, the Company announced that its white paper submission to the United States Department of Defense (“DoD”) Defense Industrial Base Consortium for securing a North American phosphate supply of LFP CAM received a “Met” rating. A “Met” rating, which does not indicate the white paper has been selected for award at this time, means that the white paper is eligible for award for 36 months if the DoD has a need for the solution and funding becomes available.

July 2025

On July 7, 2025, the Company announced that it had successfully produced commercial-grade LFP 18650 format battery cells using North American-sourced critical minerals. The Company disclosed commercial results by press release disseminated on September 3, 2025.

Between July 8 and July 16, 2025, the Company completed a non-brokered private placement comprised of (i) 550,142 units at $0.35 per unit for gross proceeds of $192,550 and (ii) 12,856,513 flow-through Common Shares at $0.35 per flow-through Common Share for gross proceeds of $4,499,780. Each unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant was exercisable for one additional share at a price of $0.50 until December 31, 2025. The Company issued 894,998 Common Shares and issued 899,570 compensation warrants as consideration to eligible finders with each compensation warrant exercisable at a price of $0.50 per Common Share until December 31, 2025.

On July 18, 2025, the Company announced that it had finalized an industrial land option agreement with Port of Saguenay (the “Port”) located in Saguenay, Quebec. The Agreement covers lands where the Company plans to develop a phosphoric acid plant using advanced clean technology from a partner supplier and to be implemented by international engineering firm Ballestra. Under this agreement, First Phosphate has the exclusive right to enter into a definitive land lease with the Port by December 31, 2027, subject to various financial and development milestones and prior to anticipated facility construction beginning in 2028.

August 2025

On August 12, 2025, the Common Shares graduated to trading on the OTCQX Best Market.

Between August 22 and September 23, 2025, the Company completed a non-brokered private placement comprised of (i) 9,785,000 units at $0.50 per unit for gross proceeds of $4,892,500 and (ii) 13,297,400 flow-through Common Shares at $0.50 per flow-through share for gross proceeds of $ 6,648,700. Each unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant was exercisable for one additional share at a price of $0.50 until December 31, 2025. The Company issued 713,040 Common Shares and issued 914,640 compensation warrants as consideration to eligible finders with each compensation warrant exercisable at a price of $0.50 per Common Share until December 31, 2025.

September 2025

On September 29, 2025, the Company announced that it had engaged Integrity Capital Group Inc. to act as lead agent and bookrunner in connection with a “best efforts” private placement pursuant to the listed issuer financing exemption under NI 45-106 at a price of $0.60 per unit for aggregate gross proceeds of up to $15,000,000. The Company withdrew the offering on October 6, 2025.

November 2025

On November 3, 2025, the Common Shares were listed for trading on the Tradegate Exchange in Germany (TDG: KD0).

FIRST PHOSPHATE AIF	14

Between November 12 and December 19, 2025, the Company completed a non-brokered private placement comprised of (i) 2,674,531 units at $0.90 per unit for gross proceeds of $2,407,078 and (ii) 8,009,333 flow-through Common Shares at $0.90 per flow-through share for gross proceeds of $7,208,400. Each unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant was exercisable for one additional share at a price of $1.25 until April 30, 2026. The Company issued 344,030 Common Shares and issued 344,030 compensation warrants as consideration to eligible finders with each compensation warrant exercisable at a price of $1.25 per Common Share until April 30, 2026.

January 2026

In January 2026, the Company received an initial payment under an amendment made to its existing, long-term phosphate concentrate offtake agreement with an existing partner, equivalent to US $530,000, to assist the Company in advancing the Bégin-Lamarche Property to a feasibility study and an eventual production decision. At the time of the prepayment, First Phosphate was in the process of completing a 30,000-metre drill program to finalize the geological model relative to its mineral resources upon which a decision will be made with respect to proceeding with a feasibility study. If no positive production decision is made within the LOI term or a negative decision occurs, this amount is refundable with 6% per annum interest.

February 2026

On February 25, 2026, the Company announced the launch of its sponsored Level 1 American Depositary Receipt program trading in the United States on the OTCQX market under the symbol “FPHOY”. The ADR ratio is set to ten Common Shares for each one ADR.

On February 28, 2026, the contracts for the Company’s advisory board members expired and the advisory board was disbanded by the Company.

Developments since February 28, 2026

March 2026

On March 4, 2026, the Company finalized an agreement for a $16.7 million non-repayable contribution from the Government of Canada through the Natural Resources Canada (“NRCan”) Global Partnerships Initiative to support technical and engineering studies to validate the production of phosphate concentrate.

On March 31, 2026, the Company announced the completion of its infill drill program launched on October 21, 2025, at its Bégin-Lamarche Property. The drilling campaign confirmed extensive, continuous mineralization across the existing horizon of the initial resource estimate. The drill program has also discovered two new phosphate intersects located in the Northern Zone and in the Southern Zone on the eastern side of the existing mineralized zone. An additional 10,000 meters of targeted drilling was added to the initial drill program of 30,000 meters to solidify an understanding of these new intersects as well as to test additional mineralization located at depth in various areas across the Northern and Southern Zones.

On March 31, 2026, Gilles Laverdiere, Chief Geologist of the Company, announced his retirement. Steeve Lavoie was appointed as Chief Geologist effective April. 1, 2026.

On April 13, 2026, the Company announced that it had finalized a letter of intent with the Danish Export Credit Agency for up to EUR 170 Million in equipment and services purchases for the Bégin-Lamarche project. EIFO is backed by the Danish state, and as such, the EIFO guarantee can be considered AAA rated. The guarantee is provided to one or more banks providing the funding and EIFO participation can be expected to be pro rata and pari passu with other senior lenders.

In the period from June 12 to July 10, 2026, the Company issued 7,238,070 flow-through shares at a price of $2.00 per share, for gross proceeds of $14,476,140, and 1,611,075 units, at a price of $2.00 per unit, for gross proceeds of $3,222,150. Each unit was comprised of one common share and one common share purchase warrant exercisable for one common share at a price of $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $168,880 in cash finders’ fees, and issued 330,960 compensation shares and 415,400 compensation warrants, with the warrants exercisable at $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause.

FIRST PHOSPHATE AIF	15

On June 17, 2026, the Company formalized international investment and offtake agreements under the Critical Minerals Resilience and Production Alliance at the 52nd G7 Summit in Évian, France and received letters of interest from export credit agencies, financial institutions and industrial partners. Between May 26, 2026 and June 4, 2026, the Company entered into letters of intent with the Italian Export Credit Agency (“SACE”), from Italy’s National Promotional Institution, Cassa Depositi e Prestiti, and with the international growth partner for Italian companies, alongside the support of the Italian engineering group MAIRE, in relation to First Phosphate’s proposed phosphoric acid plant at the Port to deploy Ballestra technology.

On July 10, 2026, the Board appointed Peter Kent to the Board and its Audit Committee and John Passalacqua stepped off of the Audit Committee.

On July 27, 2026, the Company announced that the Bégin-Lamarche project had been selected for “Filon” support status with the Quebec Ministry of Natural Resources and Forests, an initiative aimed at accelerating mining projects in Quebec.

On August 5, 2026, the Company finalized agreements for $4.84 million of non-repayable contributions from the Government of Canada through the NRCan First and Last Mile Fund for the development of the Bégin-Lamarche project.

On August 10, 2026, the Company level 1 ADRs were be delisted from the OTCQX market and were automatically converted to level 2 ADRs tradeable on the Nasdaq Stock Exchange under ticker symbol “PHOS”.

On August 24, 2026, the Company filed the Updated Bégin-Lamarche MRE.

On September 16, 2026, the Company announced that it had received a non-binding Letter of Support from Swiss Export Risk Insurance for approximately US$212.5 Million for the purchase of Swiss machinery and equipment for its igneous phosphate mine project, as well as goods and services for the construction of its processing facility.

Expected Changes to the Business

As of the date of this AIF, the management team of the Company does not expect any material changes to the business; however, as is typical of the mineral exploration, development and processing industries, from time-to-time First Phosphate reviews potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

Furthermore, there can be no assurance that the results of exploration programs planned or underway will not result in material changes to the scientific and technical information contained herein. Accordingly, readers of this AIF are urged to read the press releases and Technical Information issued by the Company once they become available on SEDAR+, for full and up-to-date information concerning the Company’s business and its material exploration property interests.

Significant Acquisitions

The Company did not make any significant acquisitions during the year ended February 28, 2026 that would require the Company to file a Form 51-102F4 Business Acquisition Report under Part 8 of NI 51-102. For information regarding the Properties, please see the section titled “Description of the Business – Mineral Properties” of this AIF.

DESCRIPTION OF THE BUSINESS

Overview

Since May 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec. The Company currently holds 665 royalty free Exclusive Exploration Rights, or EER, in the region of Saguenay-Lac-St-Jean. Within these holdings, the Company has two primary properties for the purpose of exploration and future development being the Bégin-Lamarche property (the “Bégin-Lamarche Property”) and the Lac à l’Orignal property (the “Lac à l’Orignal Property”) as well as a series of staked claims within 250km of the Port of Saguenay (the “Bluesky Areas”). The Company is preparing a feasibility study on the Bégin-Lamarche Property. The Lac à l’Orignal Property has a completed mineral resource estimate, metallurgical testing and a Preliminary Economic Assessment (“PEA”), but has not advanced to the feasibility-study stage. The Bluesky Areas are in the early exploration stage. None of the Company properties have generated revenue to date.

FIRST PHOSPHATE AIF	16

In addition to its core extraction development activities, the Company is simultaneously identifying and evaluating downstream phosphate processing opportunities including a 190,000 tonne per annum phosphoric acid plant (the “Phosphoric Acid Plant”), and an Iron Phosphate pre-CAM/LFP CAM plant (“First Saguenay”, and collectively, the “Proposed Downstream Facilities”). The Proposed Downstream Facilities are in the planning and development stages.

On December 17, 2024, the Company signed two long-term offtake agreements (the “Offtake Agreements”) with arm’s length parties (the “Customers”) with respect to its future productions to take place in Saguenay-Lac-St-Jean, Quebec, Canada. The definitive terms of the Offtake Agreements are to be finalized in separate agreements to be entered into between the parties. The agreements contain termination rights by the Customers if the first delivery of product is not made by a certain date unless the parties agree to an extension as well as other normal course termination provisions. The commencement of the industrial operations proposed by the Company are subject to a number of conditions, including permitting and financing which the Company continues to work towards diligently. On January 6, 2026 received an initial lump-sum pre-payment equivalent to US$530,000 pursuant to an amendment made to an Offtake Agreement to assist the Company in advancing the Bégin-Lamarche Property.

The Company has entered into an industrial land option agreement with the Port of Saguenay for the site of the development of the Phosphoric Acid Plant. Under this agreement, First Phosphate has the exclusive right to enter into a definitive land lease with the Port by December 31, 2027, subject to various financial and development milestones. The Company satisfied the first condition under the option with Port of Saguenay by raising, prior to June 30, 2026, US $15 million dedicated to the development of its apatite mine and a phosphoric acid plant. The option remains conditional, upon financing milestones and the commencement of certain plant feasibility milestones. Lastly, the Company must notify the Port of Saguenay, prior to September 1, 2027, whether it is exercising the option to negotiate a long-term lease to be entered into no later than January 1, 2028. The Phosphoric Acid Plant is to use advanced clean technology from a partner supplier and be implemented by international engineering firm Ballestra.

Funding costs for the First Saguenay facility were estimated at US$70 million in September 2024. The Company is currently waiting for clarity on the impact of the North American trade-tariff situation and other geopolitical factors before assessing further deployment timelines and rollout plans.

The Company’s mineral exploration and development activities, and the construction and operation of the Proposed Downstream Facilities are subject to many conditions and uncertainties including in relation to financing and approvals. Funding and approval discussions for the Proposed Downstream Facilities are ongoing. There is no guarantee that First Phosphate will be successful in obtaining any or all of the requisite funding consents, permits or approvals, regulatory or otherwise, for its proposed mineral exploration, development and extraction, or for either of the Proposed Downstream Facilities. See “Risk Factors”.

The Company has identified one reportable segment being mineral exploration and development activities on the Properties.

Additional information related to the Company is available on SEDAR+ at www.sedarplus.ca and https://www.firstphosphate.com/. The Company does not incorporate the contents of our website into this AIF and our website does not constitute part of this AIF.

Product Summary

The Company does not produce or sell any products. The Company’s principal focus is on exploring and developing igneous anorthosite rock mineral properties for the purposes of developing and producing apatite (phosphate) concentrate for the eventual downstream production of LFP CAM for the battery industry. The Properties are currently in the exploration and development stages with a PEA completed for each of the Principal Properties.

Phosphate is classified as a critical mineral by jurisdictions including Canada, the United States, the European Commission and South Korea. The Company plans to vertically integrate, either directly or through prudent partnerships, from mine source to eventual production of purified phosphoric acid and LFP CAM for use in the manufacture of LFP batteries for various industries such as energy storage, data centers, robotics, mobility, and national security.

FIRST PHOSPHATE AIF	17

Distribution

The Company does not currently distribute any products. The Company’s Bégin-Lamarche Property and Lac à l’Orignal Property are located at approximately 75km and 140km driving distance from the Port, respectively, and within similar driving distances from a major intermodal rail shipping terminal for future international shipment of its mine output.

Commercialization

None of the Company products are at the commercial production stage. The methods of production are to be based on proven existing technologies subject to internally and externally developed product and process innovations. The Company intends to use outsourced research and development where necessary.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, environmental permitting, corporate social responsibility, finance, and accounting. The Company faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays. See “Risk Factors”.

Competitive Conditions

The mineral extraction and processing businesses are extremely competitive. Competition is primarily for: (a) mineral properties that can be developed and operated economically; (b) technical experts that can find, develop and mine such mineral properties; (c) access to processing technologies and technical experts who can develop and operate processing facilities; (d) labour to operate the mineral properties and processing facilities; and (e) capital to finance development and operations. The Company competes with other companies, some of which have greater financial resources and technical facilities, in all aspects of its current and proposed operations including for the acquisition of mineral interests, access to technology and raw materials, financing of its activities and in the recruitment and retention of qualified employees. See “Risk Factors”.

Components

The Company uses or anticipates using critical components such as water, drilling consumables and electrical power in its business, all of which are readily available. Clean Quebec Hydro electricity for future operations is present in the Saguenay-Lac-Saint-Jean region including in the vicinity of the Properties and at the Port. The Company is currently in discussions with suppliers for the provision of components required for its proposed operations. The proposed mining extraction and processing operations will rely on equipment available from existing commercial partners and vendors, with costs generally included in the estimated facility costs noted above. Other raw materials used in the processing of phosphate are generally available at market prices.

Cycles

The Company’s business is not cyclical or seasonal. The Company is able to conduct exploration activities throughout the year however work may be subject to seasonality due to adverse weather conditions. The mineral extraction and processing businesses are subject to commodity price cycles. The financial markets continue to experience extreme volatility as of the date of this AIF due to a variety of factors. The long-term outlook for financial markets and the economy in general is at present unknown. If the global economy stalls and commodity prices decline as a result, a period of lower prices and/or higher costs could significantly affect the economic potential of many of the Company’s activities. The ability to fund present and proposed operations may also be adversely affected. See “Risk Factors”.

Economic Dependence

The Company’s business is not substantially dependent on any single commercial contract or group of contracts either from suppliers or contractors.

FIRST PHOSPHATE AIF	18

Changes to Contracts

It is not expected that the Company’s business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.

Health, Safety and Environment

The Company places great emphasis on providing a safe and secure working environment for all of its employees and contractors and recognizes the importance of operating in a sustainable manner. The Company believes awareness and communication of risks are critical steps in preventing accidents on the property interests operated by the Company. First Phosphate is subject to federal and provincial environmental laws and regulations. Many of the Company’s activities may be subject to periodic monitoring by government agencies with respect to environmental protection plans and practices, which in many circumstances must be detailed when applying for exploration permits.

Employees

As of the date of this AIF, the Company has 9 full-time employees and a variable number of fixed-term consultants and contractors as needed to carry on many of its activities.

Corporate Social Responsibility

The Company understands that having a strong social presence will be imperative to the success of its business. Ensuring that the local communities understand, and have an appreciation for, the potential impacts of exploration, development and mining activity in the region will be a focus going forward. Fortunately, the Saguenay, Quebec area has a tremendous mining and manufacturing history where the local communities have a strong understanding of the benefits and risks that such projects can bring to the area. The Company has maintained an open dialogue with local communities and Indigenous communities including its entering into of the Collaboration Agreement with the Pekuakamiulnuatsh Takuhikan First Nation. As work on the Properties advances and plans are confirmed, management plans to increase engagement with community members to solicit and respond to feedback and concerns raised from the public.

On a regular basis, the Company will:

●	Provide information and regular updates to community groups and the general public regarding all exploration activities for the Properties;

●	Undertake exploration in a safe manner, and assess safety, health, environmental and social risks associated with each phase of the exploration and development of the Properties; and

●	Support transparent and fair employment strategies at the local level, and where possible, employing workforce at all skill levels.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against the Company, nor is it aware of any such pending or threatened proceedings, and the Company has not commenced any bankruptcy, receivership or similar proceedings, within the three most recently completed financial years or during or proposed for the current financial year.

FIRST PHOSPHATE AIF	19

Mineral Projects

Overview

The Company currently holds interests in two primary mineral projects: the Bégin-Lamarche Property and the Lac à l’Orignal Property as well as its interests in the Bluesky Areas. The Company proposes to complete engineering and other activities related to the preparation of the feasibility study and permitting on the Bégin-Lamarche Property. The Company also proposes to conduct exploration work on the Bluesky Areas to further evaluate the areas’ relative strategic importance within the Company’s broader portfolio of phosphate assets. The Company intends to expend all maintenance amounts necessary to maintain its interests in the Lac à l’Orignal Property until a decision is made regarding any future developments on the property. The Company does not currently have any material development milestones or significant exploration programs for the Lac à l’Orignal Property beyond ongoing evaluation and maintenance activities.

Certain information presented in each of the following sections describing the Principal Properties, including, but not limited to, Mineral Resource and Mineral Reserve estimates, as well as cost and production guidance, is forward looking information and such information is expressly qualified by the “Cautionary Statement on Forward Looking Information”. See “Cautionary Statement on Forward-Looking Information” and “Risks and Factors”.

The Bégin-Lamarche Property

The description in this section is a reproduction of the summary of the report entitled “Updated Mineral Resource estimate and Technical Report on the Bégin-Lamarche Phosphate Project, Saguenay – Lac Saint-Jean Region, Northern Québec” authored by Antoine Yassa, P.Geo of P&E Mining Consultants Inc. (the “Updated Bégin-Lamarche MRE”). The Updated Bégin-Lamarche MRE has an effective date of May 1, 2026, and the report is dated August 24, 2026. The following summary was verified and reviewed by Steeve Lavoie, P.Geo, who is a Qualified Person within the meaning of NI 43-101 but is not independent of the Company. The Updated Bégin-Lamarche MRE, from which the summary was reproduced, was prepared under the supervision of Gilles Laverdiere, P.Geo. (Retired), who was a Qualified Person within the meaning of NI 43-101 but was not independent of the Company at the time of its preparation. All currencies used in this summary of the Updated Bégin-Lamarche MRE are in Canadian dollars unless otherwise noted.

The results of the Bégin-Lamarche PEA were based on a mineral resource estimate that included phosphate, iron (magnetite) and titanium resource calculations. More precisely, the economics of the Bégin-Lamarche PEA considered only phosphate and magnetite processing and not titanium processing. Furthermore, the Updated Bégin-Lamarche MRE included only a phosphate resource calculation and not any iron (magnetite) and titanium resource calculations. For this reason, if an updated Bégin-Lamarche PEA were prepared today using the updated Bégin-Lamarche MRE and its corresponding resource calculations, the economic and operational results would differ from those presented in the existing Bégin-Lamarche PEA. This would be a result of, amongst other things, the removal from the financial model of any magnetite processing stream, and its projected revenues and associated operational expenditures. Please note that the Company does not believe the net economic impact from the removal of a magnetite processing stream to be material to the overall project economics of the Bégin-Lamarche Property. Lastly, the processing of a phosphate stream remains unaffected and not contingent upon, the processing of a magnetite or a titanium stream.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Updated Bégin-Lamarche MRE, except as such qualifications, assumptions and exclusions may be modified in this AIF. Please read the Updated Bégin-Lamarche MRE, and the Bégin-Lamarche PEA in their entirety to more fully understand the Bégin-Lamarche Property. A copy of the Updated Bégin-Lamarche MRE and Bégin-Lamarche PEA can be downloaded from the Company’s SEDAR+ profile (www.sedarplus.ca).

1.0 SUMMARY

This National Instrument (“NI”) 43-101 Technical Report was prepared by P&E Mining Consultants Inc. (“P&E”) for First Phosphate Corporation (“First Phosphate” or the “Company”) to provide an updated Mineral Resource Estimate and Technical Report on the Bégin-Lamarche Phosphate Property (“the Property” or “Project”), Saguenay – Lac-Saint-Jean Region, northern Québec. The Bégin-Lamarche (“BL”) Property is 100% owned by First Phosphate. This Technical Report has an effective date of May 1, 2026.

FIRST PHOSPHATE AIF	20

First Phosphate is a public company registered in British Columbia and listed on the Canadian Securities Exchange, where it trades under the symbol PHOS. The Company’s head office is located in the City of Vancouver, British Columbia.

P&E completed an Initial Mineral Resource Estimate on the Bégin-Lamarche Phosphate Property for First Phosphate with an effective date of September 9, 2024, which formed the basis for the 2025 PEA (P&E, 2026). Since then, more recent drilling has further evaluated the potential for near-surface phosphate mineralization.

1.1 PROPERTY DESCRIPTION AND LOCATION

The Bégin-Lamarche Property is located ~270 km north of Québec City, Québec and ~75 km northwest of the City of Saguenay, Québec (Figure 1.1). The Property consists of 173 contiguous CDC Exclusive Exploration Rights (“EER”) (commonly known as “claims”) with a total area of 9,689 ha which First Phosphate fully owns. All Property EERs are registered with the Ministry of Natural Resources and Forests (“MRNF”). All the Bégin-Lamarche Property EERs are in good standing as of the effective date of this Report.

1.2	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Bégin-Lamarche Property is accessible via ~50 km driving-distance northwest of the City of Saguenay, Québec’s sixth-largest city (Figure 1.1). Saguenay has a skilled industrial workforce, established local infrastructure, is 30 km driving distance from the deep-sea Port of Saguenay, and is serviced by daily flights from Montréal.

The Saguenay Region has a humid continental-type climate that is milder than that of the surrounding Canadian Shield and similar to that of the St. Lawrence Lowlands. Located just above the 49th parallel, the region has a very low average temperature (2.3°C) with very cold winters (average −21.1°C in January) and relatively cool summers (average 24.1°C in July).

FIRST PHOSPHATE AIF	21

Figure 1.1 Location Map of Bégin-Lamarche Property, Québec

Source: Modified by P&E (This Report) from https://www.canadamaps.com/map-of-quebec-with-cities-and-towns/ (September 2024)

The Saguenay - Lac Saint-Jean Region has a population of 280,000 inhabitants (Census Canada, 2021) and extensive industrial, agricultural, forestry and tourist industries. The region also has a significant hydroelectric generation system (owned by Rio Tinto) for the aluminum production and transformation industries. The Université du Québec à Chicoutimi in the City of Saguenay houses a well-known geological department. The nearby mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine in the area is the Niobec Niobium Mine operated by Magris Resources.

FIRST PHOSPHATE AIF	22

Deep-water all-season port facilities at the Port of Saguenay, 30 road-km distant, are linked by the Saguenay River to the St. Lawrence River at the Town of Tadoussac and, ultimately, the Atlantic Ocean. The Company has signed a Memorandum of Understanding with the Port of Saguenay to secure access and development space at the port facilities. Furthermore, the port of Bécancour on the St. Lawrence River is located 260 km south-southeast of the City of Saguenay and is accessible by Highway Road 172 west to Highway 169, and then south along Highway 155 to the City of Trois-Rivières. There are regularly scheduled flights to Saguenay from the City of Montréal.

The topography of the Property consists of rolling hills containing numerous outcrops and small valleys covered with a thick layer of overburden. Vegetation is a mixed forest of deciduous and coniferous trees with a few lakes.

1.3 HISTORY

Historically, exploration work in the Bégin-Lamarche Project regional focused mainly on industrial minerals and dimensional stone. In the 1970s, the region was mapped by Provincial Government teams, with a focus on a large anorthosite complex. In 1986 and 1996, lake-sediment samples and stream-sediment samples returned anomalous values in nickel, copper and cobalt.

From the mid-1990s to 2022, Virginia Gold Mines, Secova Metals and local prospectors completed geophysical, lithogeochemical, and geological surveys designed to detect mainly the presence of massive magmatic sulphide mineralization associated with anorthosite. Disseminated Ni-Cu-Co sulphide mineralized showings and phosphate mineralized occurrences were found.

First Phosphate’s interest in the Bégin-Lamarche area stemmed from the presence of a 7 km long, southwesterly trending airborne anomaly and two historical grab samples taken by prospectors that returned results of 10.5% and 12.0% P2O5 (phosphorus pentoxide) in a cumulate rock type with

>90% oxide (magnetite and ilmenite) and apatite. In 2022, First Phosphate purchased the northern part of the Bégin Property from local prospectors, expanded it through staking and additional acquisition deals, and commenced exploration for magmatic phosphate mineralization.

First Phosphate subsequently completed an initial Mineral Resource Estimate (P&E, 2024) and a Preliminary Economic Assessment (“PEA”) (P&E, 2025) of the Bégin-Lamarche Project.

1.4 GEOLOGICAL SETTING, MINERALIZATION, DEPOSIT TYPE

The Bégin-Lamarche Phosphate Deposit is associated with well-defined oxide-apatite peridotite (“OAP”) intrusions within the large, Proterozoic age, Lac-Saint-Jean anorthosite suite (“LSJAS”). The LSJAS is the largest phosphate-mineralized anorthosite worldwide. The phosphate Deposit consists of four mineralized zones that are continuous, only separated by faults within the Deposit and extend over a length of 2,750 m. The Mountain Zone is a single phosphate-bearing mass having a diameter of up to 200 m and a length of 250 m. The Northern Zone consists of four phosphate layers ranging from 30 m to 200 m in thickness and 625 m in length. The Central Zone contains eight phosphate layers, one of which is up to 50 m thick and 900 m long. The Southern Zone contains three phosphate layers, one of which is up to 125 m thick and 725 m long.

Bégin-Lamarche is an anorthosite massif-hosted phosphate (apatite) mineral deposit.

1.5 EXPLORATION AND DRILLING

In 2023 and 2024, First Phosphate completed geological reconnaissance and sampling programs, an airborne magnetic survey, a petrographic study, bulk sampling for metallurgical testing, and diamond drilling programs. In 2023, 21 drill holes were completed for a total of 4,461 m of NQ drill core. Between January and April 2024, 99 drill holes were completed for a total of 25,929 m. In all, First Phosphate completed 120 drill holes totalling 30,390 m on the Property.

More recently, an infill drill program on the Mountain, North, Central and South mineralized zones commenced on March 24, 2025, and was completed on March 31, 2026. The drilling program confirmed extensive, continuous mineralization across the existing horizon of the initial Mineral Resource Estimate (“MRE”). The drill program also discovered two new phosphate intersections in the Northern Zone and the Southern Zone on the eastern side of the known mineralized zones. An additional 10,000 m of targeted drilling was added to the initial drill program of 30,000 m, in order to develop an understanding of these new intersects and to test additional mineralization located at depth in various areas across the Northern, Central and Southern Zones. In the Mountain Zone, several intervals exceeding 50 m with grades >10% P₂O₅ were intersected within the broader composite intervals. Several massive apatite veins reaching up to 2 m in thickness were also encountered. In this period, 169 drill holes totalling 41,220 m were completed.

FIRST PHOSPHATE AIF	23

1.6 SAMPLE ANALYSES AND DATA VERIFICATION

It is the Author’s opinion that sample preparation, security and analytical procedures for the Bégin-Lamarche Project 2023 to 2026 drill programs were adequate, and that the data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate. Recommendation is made for future drill core sampling at the Project to include the insertion and monitoring of field and coarse reject duplicates, and to umpire sample 5 to 10% of all future drill core samples at a reputable secondary laboratory.

Verification of the Bégin-Lamarche Project data, used for the current Mineral Resource Estimate, was undertaken by the Author, and included a site visit, due diligence sampling, verification of drilling analytical data, and assessment of the available QA/QC data for the recent drilling data. The Author considers that there is satisfactory correlation between the P2O5 analytical values in First Phosphate’s database and the independent verification samples analysed at SGS Canada Inc. (“SGS”). The Author considers that sufficient verification of the Project data has been undertaken and that the supplied data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate.

1.7 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical Testwork has been successfully completed by SGS at their Québec City facility with additional support by SGS Lakefield Ontario. Recent test results have confirmed that an apatite concentrate can be obtained, grading 40.4% P2O5 and at 88% process recovery. Further metallurgical testing is recommended.

1.8 MINERAL RESOURCE ESTIMATE

The Mineral Resources are considered by the Authors to be amenable to open pit mining methods. At a cut-off grade of 2.5% P2O5, pit-constrained Measured Mineral Resources total 6.2 Mt with an average grade of 7.70% P2O5 (phosphate), Indicated Mineral Resources total 198.5 Mt with an average grade of 6.00% P2O5, and Inferred Mineral Resources total 89.5 Mt with an average grade of 6.16% P2O5. The Mineral Resource Estimate is listed in Table 1.1. The effective date of the Mineral Resource Estimate is May 1, 2026.

Table 1.1 PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE(1-4) AT 2.5% P2O5 CUT-OFF
Classification	Tonnes (M)	P2O5 (%)	Contained P2O5 (Mt)
Measured	6.2	7.7	0.47
Indicated	198.5	6.0	11.91
Measured & Indicated	204.7	6.05	12.38
Inferred	89.5	6.16	5.5

Notes: P2O5 = phosphorus pentoxide.

1.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3.	The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4.	The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

FIRST PHOSPHATE AIF	24

The Bégin-Lamarche Mineral Resource Estimate is based on 276 drill holes totalling 68,345 m. The database contained 20,682 analyses for percentage of P2O5.

The Bégin-Lamarche Deposit mineralized wireframes boundaries were determined from lithology, structure, and grade boundary interpretation based on visual inspection of drill hole cross-sections. Four mineralized wireframe zones were developed and are referred to as the Mountain, Northern, Central and Southern Zones. The mineralized wireframes were constructed on 50 m spaced vertical cross-sections, with on-screen digitized polylines on drill hole cross-sections in GEMS™.

The mineralized wireframe outlines were influenced by the selection of mineralized material above 2.5% P2O5 that demonstrated lithological and structural zonal continuity along strike and down dip. In some cases, mineralization <2.5% P2O5 was included for the purpose of maintaining mineralized zone continuity. The minimum constrained width for mineralized wireframe interpretation was 3 m of drill core length.

The Bégin-Lamarche Mineral Resource Estimate was derived from applying a 2.5% P2O5 cut-off value to the pit-constrained block model and reporting the resulting tonnes and grades for potentially mineable areas. The following parameters were used to calculate the cut-off value that determines the open pit potentially economic portion of the constrained mineralization.

The P2O5 cut-off value is calculated with parameters below:

US$:CAD$ Exchange Rate:	$0.72
P2O5 Price (32%):	US$225/t (~5-year trailing average)
P2O5 Price (40%):	US$280/t
P2O5 Process Recovery:	88%
Processing & Conc Transport Cost:	CAD$20/t
G&A:	CAD$1.50/t
Mining Cost:	CAD$2.75/t (mineralized material and waste)
Pit Slopes:	45°.

Accordingly, the P2O5 cut-off of potential open pit mining is calculated to be = 2.5%.

FIRST PHOSPHATE AIF	25

The optimized pit-constrained Mineral Resource Estimate is moderately sensitive to the selection of reporting P2O5 cut-off values, as demonstrated in Table 1.2.

Table 1.2 PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE SENSITIVITY TO P2O5 CUT-OFF
Class	Cut-off P2O5 (%)	Tonnes (M)	P2O5 (%)	P2O5 (Mt)
Measured	5	4.9	8.67	0.4
	4.5	5.2	8.43	0.4
	4	5.5	8.22	0.5
	3.5	5.8	8.02	0.5
	3	6.0	7.84	0.5
	2.5	6.2	7.70	0.5
	2	6.3	7.57	0.5
Indicated	5	119.0	7.41	8.8
	4.5	138.0	7.05	9.7
	4	156.8	6.71	10.5
	3.5	172.9	6.44	11.1

Table 1.2 PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE SENSITIVITY TO P2O5 CUT-OFF
Class	Cut-off P2O5 (%)	Tonnes (M)	P2O5 (%)	P2O5 (Mt)
	3	186.7	6.20	11.6
	2.5	198.5	6.00	11.9
	2	207.6	5.83	12.1
Inferred	5	55.5	7.49	4.2
	4.5	65.0	7.09	4.6
	4	73.6	6.75	5.0
	3.5	80.9	6.49	5.2
	3	86.0	6.29	5.4
	2.5	89.5	6.16	5.5
	2	92.0	6.05	5.6

See notes below Table 1.1.

FIRST PHOSPHATE AIF	26

1.9 ADJACENT PROPERTIES

The Niobec Mine, located in Saint-Honoré, Québec, ~30 km southeast of the Bégin-Lamarche Deposit, is the only operating mine in the area. The Mine is one of the world’s leading producers of niobium, a critical element used mainly in making high-strength, low-alloy steels. The Mine is owned and operated by Magris Resources, a private Brazilian company. It has been in operation since 1976 and is expected to continue producing for several more decades.

The Bérubé Property is located a few km west of the Bégin-Lamarche Deposit. The owner of the EERs explores for peat moss and is associated with Tourbières Lambert, which has a peat moss packing facility just west of the Bégin-Lamarche Property.

The Cormier Property, enclosed by the southern part of the Bégin-Lamarche Property, was drilled in 2011 and 2012 for phosphate and titanomagnetite. Nineteen drill holes were completed totalling 3,149 m on the known phosphate mineralization. Three mineralized zones were discovered on that property; the Centre, West and East Zones (GM 67674). The average phosphate content of the Center Zone is 9.16% P2O5, the average phosphate content of the West Zone is 8.91% P2O5, and the East Zone contains 9.17% P2O5.

Silice Charlevoix owns a property located north of the Niobec Mine. No work has been carried out on that property. There are a several properties in and around the Bégin-Lamarche Property held by individual prospectors or businessmen with little or no reported exploration work.

1.10 CONCLUSIONS

The Bégin-Lamarche Phosphate Property contains a significant P2O5 Mineral Resource that is hosted in an oxide gabbro intrusion within a large anorthosite intrusive complex. The Property has potential for delineation of additional Mineral Resources associated with extension of known anorthosite-associated magmatic mineralized zones, particularly at depth, and for discovery of new magmatic mineralized zones.

The Authors conclude that the Bégin-Lamarche Project has economic potential as an open-pit mining and mineralized material processing operation to produce a high-quality apatite (phosphate) concentrate. This conclusion would need to be confirmed in a subsequent and more detailed Feasibility Study supported by additional metallurgical tests and engineering and environmental studies.

1.11 RECOMMENDATIONS

Additional exploration and pre-development study expenditures are warranted to improve the viability of the Bégin-Lamarche Phosphate Project and advance it through a Feasibility Study (“FS”). The Authors recommend that First Phosphate undertake the following exploration and pre-development program, some of which is currently underway.

The Authors recommend additional drilling and exploration work to convert the in-pit Inferred Mineral Resources to Indicated Mineral Resources, and to convert in-pit Indicated Mineral Resources to Measured Mineral Resources within the Mountain Zone, because it has the highest grades and is likely to be mined first. It is estimated that a total of 10,000 m of drilling will be required. The current Mineral Resource is generally open to expansion by drilling down-dip. Future drill core sampling at the Project should include the insertion and monitoring of field and coarse reject duplicates, and to sample 5 to 10% of all future drill core samples for umpire analysis at a reputable secondary laboratory.

Additional metallurgical tests are recommended. The continuation of bench-scale apatite flotation testing should be continued, in particular to determine the variability of metallurgical performance representing the variability of the Mountain, North, Central and South Zones Mineral Resources. The initial bench-scale test focus should target the Mountain Zone Mineral Resource, because the current, conceptual mining plan identifies this Zone as the first to be mined. In addition, the Mountain Zone appears to contain a unique range of mineralization.

Additional continuous operations testing is recommended (e.g. pilot-scale), the following aspects could be considered for inclusion:

1.1.1	Simplified LIMS procedure to remove magnetically susceptible minerals;

1.1.2	Scrubbing and desliming in advance of flotation;

FIRST PHOSPHATE AIF	27

1.1.3	Double stage conditioning to reduce short-circuiting;

1.1.4	High density, high temperature saponified fatty acid conditioning;

1.1.5	Elevated flotation temperature; and

1.1.6	Column cells in final flotation cleaning stages.

Further to the 2025 PEA (summarized in Section 24 of this Report), geological and geotechnical data compiled to date provides a basis for preliminary pit slope design assumptions. There may be an opportunity to optimize pit slope design angles when a comprehensive site geomechanical model is established. To improve geotechnical design confidence, data gaps should be addressed:

1.	Some regions of the proposed pit walls have not been tested with diamond drilling. Drilling the northeast and southwest walls should be oriented towards those walls. Geotechnical parameters (example: rock mass characterization, rock hardness, joint set orientation) should be obtained from the new diamond drill holes;

2.	Develop a 3-D geological fault model, interpreting orientations and inclinations of faulting encountered by diamond drilling. Characterize the fault properties (example: width, presence of gouge, etc.);

3.	Develop a 3-D geological model to include additional lithologies (example: dykes) that may be present in the vicinity of the pits;

4.	Perform televiewer surveys in select existing diamond drill holes to generate the jointing database necessary for kinematic analysis. New diamond drill holes (specific geotechnical drill holes) should be structurally logged with oriented core methods or surveyed with a televiewer;

5.	Perform laboratory testing on representative diamond drill core samples to establish material properties of lithologies that are to be exposed in the pit highwall. Testing examples include Uniaxial (“UCS”) testing, Tensile and Triaxial testing. A minimum of five tests per major rock lithology should be performed. As Project understanding improves, Direct Shear testing should be considered on representative open discontinuities; and

6.	Kinematics and numerical (limit equilibrium and finite element) stability analyses are recommended. Kinematic analysis, based on rock fabric data obtained from Televiewer and (or) oriented drill core logging, is to be performed on all pit wall orientations. Incorporate the results of hydrogeology interpretations into future pit geotechnical designs (example: groundwater profile and seepage potential).

Recommendations for water management studies are as follows:

1.	Collect site-specific meteorological and hydrological data. These data will be used to refine seasonal run-off values, design storm estimates and minimum freeboard requirements;

2.	Confirm the catchment areas contributing run-off to the process plant site and open pit, and the amount of groundwater inflow to the open pit;

3.	Complete a monthly site-wide water balance;

4.	Develop a predictive water quality model, in conjunction with the water balance, to review the requirements for water treatment and/or discharge;

5.	Develop a predictive aerial dispersion model of airborne tailings and for operational noise of the DST areas to assess the impact on the citizens of the Town of Lamarche; and

6.	Review and optimize water diversion channels.

Recommendations for dry stacked tailings studies are as follows:

1.	Complete tailings testing to confirm index, strength, permeability, and filtration properties;

2.	Perform a first geotechnical/hydrogeological site investigation to characterize the foundations of the infrastructure and conditions prevailing at the open pit;

3.	Optimize installation of the vertical drainage of consolidation cells by replacing vertical sand drainage system with wick drains during progressive installation of cell placement;

4.	Consider incorporating downstream rockfill buttresses under the liner system to steepen both the upstream and downstream slopes of peripheral dykes using a central raise scenario;

5.	Geochemical characterization testwork on the tailings and interstitial tailings water to confirm the geochemical properties and treatment requirements;

6.	Additional geochemical characterization testwork on the waste rock to confirm the geochemical properties;

7.	Perform analyses of pore water pressure increase under construction loading in consolidation cells and evaluate an adequate sizing of the drainage system;

8.	Study the possibility that climatic precipitation percolating down in the stack may raise the water level in the DST due to a diminution of the drainage capacity with time.

FIRST PHOSPHATE AIF	28

9.	Particle migration, precipitation of dissolved chemicals, etc. could be involved in this diminution. Such a condition could generate a DST overall instability and justify the installation of an upper membrane liner to avoid downward percolation of climatic precipitation; and

10.	Perform effective stress stability analysis to refine and optimize stack geometry and embankment sections. The analysis should consider the increase of pore water pressure and the potential for liquefaction and (or) strength loss in the foundation and in the filtered tailings mass during construction loading and also upon a potential large magnitude earthquake.

The costs to complete the recommended work programs are estimated to be $20M (Table 1.3). The FS activities are contingent on prior completion of the exploration and drilling items.

Table 1.3 Cost Estimates for the Recommended Work Program
Program	Units/ Description	Cost Estimate (CAD$)
Exploration and Drilling
Infill Drilling	10,000 m	2,400,000
Exploration Drilling	3,000 m	600,000
Geomechanical Drilling	2,500 m	500,000
Geomechanical Drilling	Televiewer Surveys	50,000
Geomechanical Drilling for Pit Wall Slopes	1,000 m	200,000
Contingency (20%)		750,000
Subtotal Exploration and Drilling		4,500,000

Feasibility Study
Environmental, Permitting, Social Support		300,000
Updated Mineral Resource Estimate		250,000
Metallurgical Testwork	Bench-scale Concentration and Concentrate Modification Tests	1,000,000
Feasibility Study		10,000,000
Contingency (20%)		2,310,000
Subtotal Feasibility Study		13,860,000

Administration & Overhead		2,000,000

Total		20,360,000

* Cost of assembling a large enough metallurgical testwork feed sample is not included.

FIRST PHOSPHATE AIF	29

Lac à l’Orignal Property

The description in this section is a reproduction of the summary of the report entitled “Preliminary Economic Assessment of the Lac à l’Orignal Phosphate Property, Saguenay-Lac-Saint-Jean Region, Northern Quėbec” prepared by Antoine Yassa, P.Geo. Andrew Bradfield, P.Eng. Eugene Puritch, P.Eng., FEC, CET D. Grant Feasby, P.Eng. Kenneth Kuchling, P.Eng. Jessica Breault, P.Eng., Knight Piésold Ltd. Danielle Demers, P.Eng., Knight Piésold Ltd. Ann Lamontagne, Ph.D., P.Eng., Lamont Inc. (the “Lac à l’Orignal PEA”). Lac à l’Orignal PEA has an effective date of July 25, 2023, and the report is dated September 11, 2023. The following summary was verified and reviewed by Steeve Lavoie, P.Geo, who is a Qualified Person within the meaning of NI 43-101 but is not independent of the Company. The Lac à l’Orignal PEA, from which the summary was reproduced, was prepared under the supervision of Gilles Laverdiere, P.Geo. (Retired), who was a Qualified Person within the meaning of NI 43-101 but was not independent of the Company at the time of its preparation. All currencies used in this summary of the Lac à l’Orignal PEA are in Canadian dollars unless otherwise noted. The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Lac à l’Orignal PEA, except as such qualifications, assumptions and exclusions may be modified in this AIF. Please read the Lac à l’Orignal PEA in its entirety to fully understand the Lac à l’Orignal Property. The Company has determined that there has not been any new material scientific or technical information concerning the Lac à l’Orignal Property since the date of the Lac à l’Orignal PEA. A copy of the Lac à l’Orignal PEA can be downloaded from the Company’s SEDAR+ profile (www.sedarplus.ca).

1.0	SUMMARY

The purpose of this Technical Report is to provide an independent National Instrument (“NI”) 43-101 Technical Report and Preliminary Economic Assessment (the “Report”) on the Lac à l’Orignal Deposit (the “Deposit”) of the Lac à l’Orignal Property (the “Property” or the “Project”). The Property is located 84 km northeast of the City of Saguenay, Québec, Canada, and is owned 100% by First Phosphate Corp. (“First Phosphate” or the “Company”). This Report was prepared by P&E Mining Consultants Inc. (“P&E”) at the request of First Phosphate, a public company registered in British Columbia, Canada and is listed on the Canadian Securities Exchange (CSE Reserved: PHOS).

This Report provides a viable case for developing the Property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates. First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate concentrate for use in the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry.

1.1	PROPERTY DESCRIPTION AND LOCATION

The Lac à l’Orignal Property consists of 1,445 CDC claims with a total area of 79,663 ha on NTS sheets 22D10, 22D14, 22D15, 22D16, 22E01, 22E02 and 22E03. All the Lac à l’Orignal Property claims are registered with the Ministry of Natural Resources and Forests. The claims are owned 100% by First Phosphate and are free of NSR royalties and all other forms of royalty.

1.2	ACCESS AND INFRASTRUCTURE

The Lac à l’Orignal region is easily accessible from the City of Saguenay by Provincial Road 172 to logging road chemin de la Zec Martin-Valin, which crosses the Property and is maintained year-round by logging companies. At km 81.5 on this road, a secondary logging trail goes northwest for 3.5 km to the Lac à l’Orignal Deposit area. Many secondary logging roads can be utilized to access various parts of the Property.

The Property is located within the unorganized territory of Mont-Valin with a population of five people. A small inn, Auberge 31, at km 31 of the main logging road, can accommodate workers. There are several logging camps and outfitters along the road to the Property.

The Saguenay-Lac-Saint-Jean region has a population of 280,000 inhabitants (2021). The region has an extensive industrial, agricultural, forestry and tourist industries with minor mining as well as a significant hydro-electric system (owned by Rio Tinto) to produce electricity for the aluminum production and transformation industries. The mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine in the region is the Niobec Mine (niobium) operated by Magris Resources, which is located near Saguenay. The University of Québec in Chicoutimi houses a well-known geological department. The City of Saguenay can provide extensive contractor services and supplies within 100 km of the Project.

FIRST PHOSPHATE AIF	30

The main infrastructure at the site is the access roads. The Property is large enough to support mining operations, including infrastructure, processing facilities, and waste rock and tailings storage facilities. Water is abundant in the area of the Property. The nearest powerline is that from Outardes 4 to Saguenay, which crosses the Property in the southeast corner and the main access road 35 km to the south. The local distribution powerline terminates approximately 50 km south of the Property. The nearest all-season ports are located at the Cities of Saguenay, 80 km to the south-southwest, and Trois-Rivieres, 340 km to the south-southwest.

1.3	HISTORY

The Lac à l’Orignal region has a long history of mineral exploration work since the 1940s and government geoscientific surveys since the 1960s. In 1943, Waddington explored for magnetite deposits on behalf of the Québec Government on the western part of the Lac à l’Orignal Property near Lake Onatchiway. Waddington concluded that there were no important magnetite deposits in the area. In 1977, Shell Resources compiled all the metal occurrences in the Eastern Grenville Province and recommended follow-up work, mainly for zinc deposits.

In 1998, prospector Léopold Tremblay discovered the Lac à l’Orignal Showing, with samples that returned assays of up to >7% P2O5. Later that year, Léopold Tremblay and Charles Boivin discovered the nearby Mirepoix phosphate-titanium showing. Following an evaluation by IOS Services Géoscientifiques, the Property was optioned by Les Ressources d’Arianne (“Arianne”) in 1999.

In 2000, Arianne completed three drill holes totalling 150 m, which were designed to determine the thickness of the mineralized horizon at Mirepoix. The main intersections returned 4.04% P2O5 and 4.89% TiO2 over 19 m, 3.40% P2O5 and 4.72% TiO2 over 8 m, 5.86% P2O5 and 10.23% TiO2 over 4 m, 3.16% P2O5 and 5.96% TiO2 over 26 m, 3.75% P2O5 and 5.32% TiO2 over 13 m.

In the fall of 2000 and the spring of 2001, Arianne excavated 45 trenches on various mineralized horizons and completed 11 drill holes totalling 290 m. The drilling intersected two oxide-bearing gabbronorite units. The four best intersections of the first unit returned 2.74% P2O5 and 4.14% TiO2 over 24.98 m, 3.41% P2O5 and 6.21% TiO2 over 11.10 m, 2.95% P2O5 and 4.31% TiO2 over 25.13 m, and 3.64% P2O5 and 4.34% TiO2 over 23.10 m.

A ground magnetic survey was carried over the claims in January 2001. During the fall of 2001, four areas were mechanically stripped to better understand the attitude of the mineralization and 13 drill holes were completed for a total of 470.8 m. The two best drill hole intersections were 3.39% P2O5 and 4.42% TiO2 over 15.0 m and 2.44% P2O5 and 5.29% TiO2 over 14.0 m.

In 2011, Glen Eagle Resources (“Glen Eagle”) confirmed the historical assay results by Tremblay and acquired the Lac à l’Orignal Showing claims. In 2012, a surface prospecting and trenching program by Glen Eagle discovered the Lac Vanel occurrence, approximately 2 km north of the Lac à l’Orignal occurrence, with grades up to slightly >5% P2O5. Following this discovery, Glen Eagle completed a 3-phase drilling program in 2012. 43 drill holes totalling 4,611.5 m allowed the definition of a phosphate mineral (apatite) deposit within a ferrous-gabbro host unit measuring more than 1 km long and approximately 50 m to 70 m thick. In 2014, Glen Eagle completed a second drill program consisting of 19 new drill holes and deepening of 11 drill holes from the 2012 drill program. The total amount of drilling in the 2014 program was 3,330 m. Glen Eagle also excavated 21 trenches at Lac à l’Orignal for channel sampling.

In 2015, Glen Eagle commissioned a high-resolution helicopter-borne magnetic survey by PROSPECTAIR. A total of 2,126 line-km were flown over the Lac à l’Orignal and Itouk Properties. In 2017, a field visit on the Itouk Lake area revealed the presence of apatite-bearing ferrogabbro (also referred to as oxide gabbro) containing up to 10% apatite (GM 70336).

In 2020, prospectors discovered the Mirepoix phosphate showing a few km to the north-northeast of the Lac à l’Orignal Showing. A channel sample returned 8% P2O5 over 2 m. Another phosphate occurrence was discovered to the north of Lake Luc, where 2% P2O5 over 2 m was obtained for a channel sample. Glen Eagle acquired the Mirepoix area claims in April 2022.

Geoscientific work by Québec government agencies included undertaking regional geologic mapping, airborne magnetic and radiometric, and lake-bottom sediment geochemistry surveys. Twelve Fe-Ti-P showings were reported from the mapping, of which 10 returned 2.85% to 7.39% P2O5 in oxide-bearing mafic rocks.

The reader is cautioned preceding historical assays have not been verified, since the original source data are not available to the Authors.

FIRST PHOSPHATE AIF	31

1.4	GEOLOGICAL SETTING AND MINERALIZATION

The Lac à l’Orignal Property region is underlain by anorthosites that are part of the regional Proterozoic Lac-Saint-Jean Anorthosite (“LSJA”) Complex. The LSJA occurs in the central part of the Grenville Province. The anorthosite plutons of the LSJA Complex are composed mainly of plagioclase and variable, however, much smaller amounts of pyroxene and olivine. Apart from anorthosite, the LSJA Complex contains minor leuconorite, leucotroctolite, norite, olivinebearing gabbro, gabbro, pyroxenite, peridotite, dunite, nelsonite (magnetite, ilmenite and apatite), magnetitite, and rare charnockite-mangerite units.

Lac à l’Orignal, Lac Vanel (2 km north of Lac à l’Orignal), and Mirepoix (6 km northeast) are the three main phosphate showings on the Property. All three showings have been drilled, and a phosphate deposit has been defined at Lac à l’Orignal. The Lac à l’Orignal Deposit is hosted in an oxide (magnetite and ilmenite) gabbro unit at least 1 km long and up to 70 m thick. X-Ray power diffraction analyses and thin section petrographic studies confirm that Deposit area rock samples contain plagioclase, orthopyroxene, clinopyroxene, ilmenite, magnetite, apatite, and biotite. The mafic silicate phases occur as intercumulus phases. Apatite, ilmenite and magnetite are ubiquitous accessory minerals and may reach major proportions of the rocks. Apatite is the principal phosphate-bearing mineral of the Lac à l’Orignal Deposit.

1.5	DEPOSIT TYPE

Lac à l’Orignal is a Proterozoic-age anorthosite-hosted magmatic phosphate deposit. Anorthosites are plagioclase-enriched intrusive rocks, which may ultimately be derived from basalt magma produced in the mantle.

1.6	EXPLORATION AND DRILLING

The most recent exploration activities on the Lac à l’Orignal Property are the diamond drilling programs completed by Glen Eagle in 2012 and 2014.

In 2012, a surface prospecting and trenching program discovered the Lac Vanel occurrence, approximately 2 km north of the Lac à l’Orignal occurrence, with grades up to slightly >5% P2O5. Following this discovery, Glen Eagle completed a 3-phase drilling program in 2012. A total of 43 drill holes totalling 4,611.5 m allowed the definition of a phosphate mineral (apatite) deposit within an oxide gabbro host unit measuring more than 1 km long and approximately 50 m to 70 m thick. The best assay intersection intervals were 4.7% P2O5 over 70.5 m in drill hole LO-12-03, 5.4% P2O5 in drill hole LO-12-08, 5.3% P2O5 over 64.5 m in drill hole LO-12-12, 5.7% P2O5 in drill hole LO-12-13, and 5.7% P2O5 over 61 in drill hole LO-12-25 at Lac à l’Orignal, and 3.6% P2O5 in drill hole LO-12-22 at Lac Vanel.

In 2014, Glen Eagle completed a second drill program consisting of 19 new drill holes and deepening of 11 drill holes from the 2102 drill program. The total amount of drilling in the 2014 program was 3,330 m. The best assay intersection intervals were 5.54% P2O5 over 99 m in drill hole LO-14-21, 5.61% P2O5 in drill hole LO-14-23, 5.83% P2O5 in drill hole LO-14-24, and 5.53% P2O5 over 69 m in drill hole LO-14-26 at Lac à l’Orignal. In addition to the drilling, 21 trenches were excavated for channel sampling and assay. The best trench mineralized intervals were 4.38% P2O5 over 12.0 m and 5.86% P2O5 over 7.5 m in R-2, 4.84% P2O5 over 9 m in R-4, and 5.02% P2O5 over 7.5 m in R-5. The Lac à l’Orignal Deposit remains open to expansion by drilling down-dip and possibly along strike to the west.

A high-resolution helicopter-borne magnetic survey was completed in 2015. This survey mapped out the extents of the oxide gabbro host of the phosphate mineralization in the Lac à l’Orignal Deposit area.

1.7	SAMPLE PREPARATION, ANALYSES AND DATA VERIFICATION

The Lac à l’Orignal Property was visited on July 7 and July 8, 2022, by Mr. Antoine Yassa, P.Geo., a Qualified Person under the regulations of NI 43-101, to complete an independent site visit and a data verification sampling program. In the opinion of the Authors, the sample preparation, analytical procedures, security and QA/QC program meet industry standards, and the data are of good quality and satisfactory for use in the Mineral Resource Estimate reported in this Report. Furthermore, independent due diligence sampling shows acceptable correlation with the original assays, and it is the Authors’ opinion that the Company’s original results are suitable for use in the current Mineral Resource Estimate.

FIRST PHOSPHATE AIF	32

1.8	MINERAL PROCESSING AND METALLURGICAL TESTING

Tests on the recovery and concentration of the valuable minerals in a representative Lac à l’Orignal composite sample were conducted in 2022 and 2022 by SGS Canada at the Québec City laboratory. The primary target mineral was apatite which was determined by SGS to be 13.4 weight % and assaying 5.55% P2O5. Other potential mineral components that were identified and P&E Mining Consultants Inc. could be converted into marketable products were magnetite and ilmenite which were present at 12% and 7%, respectively.

The concentration processes were developed in the SGS laboratory which began with a moderate grind followed by the removal of magnetite with the use of a low intensity magnetic separator (“LIMS”). The LIMS tails were subsequently subjected to special reagent conditioning and flotation processes that resulted in the production of a high-grade apatite concentrate. A concluding test involved the production of an apatite concentrate in a 6-stage locked cycle test. The concentrate assayed 40.3% P2O5, close to the pure mineral composition of 41.7% P2O5. The metallurgical recovery of the apatite was high at 91%.

Mineralogical studies (by SGS and Queen’s University) indicated that the Lac à l’Orignal apatite is a high purity fluorapatite which is very low in heavy metals as well as low in chloride content. These chemical characteristics are favourable for the production of high purity phosphoric acid for conversion to a variety of valuable products including a key component of lithium iron phosphorous (“LFP”) batteries.

Supplementary beneficiation tests were performed on the LIMS magnetite concentrate to reduce sulphur content to meet iron industry specifications. The apatite flotation tails were also subject to flotation, high intensity magnetic separation (“HIMS”), and gravity separation techniques in an attempt to produce a market-acceptable ilmenite concentrate. Addition test development may be needed to produce readily saleable magnetite and ilmenite concentrates.

1.9	MINERAL RESOURCE ESTIMATE

The Lac à l’Orignal Deposit database compiled by the Authors consists of 63 drill holes and 17 surface channel samples totalling 7,984 m and 149.5 m, respectively. A total of 49 drill holes (6,393 m) and five channel samples (27 m) intersected the mineralized wireframes used for the Mineral Resource Estimate. The database contained 2,880 assays for percent P2O5.

The P2O5 cut-off value is calculated with parameters below:

US$:CAD$ Exchange Rate	0.80
P2O5 Price	US$200/t (approximate two-year trailing average)
P2O5 Process Recovery	75%
Processing Cost	CAD$9.00/t
G&A	CAD$3.25/t
Mining Cost	CAD$2.50/t
Pit Slope	45°

Accordingly, the P2O5 cut-off of potential open pit mining is calculated to be = 2.5%.

FIRST PHOSPHATE AIF	33

The Mineral Resource Estimate, at 2.5% P2O5 cut-off, is reported with an effective date of July 25, 2023, and is presented in Table 1.1. The Authors consider that the mineralization at the Lac à l’Orignal Deposit is potentially amenable to open pit economic extraction.

Table 0.1 Pit-Constrained Mineral Resource Estimate (1-4) at 2.5% P2O5 Cut-off
Classification	Tonnes (Mt)	P2O5 (%)	Contained P2O5 (kt)	Fe2O3 (%)	Contained Fe2O3 (Mt)	TiO2 (%)	Contained TiO2 (Mt)
Indicated	15.8	5.18	821	23.90	3.8	4.23	0.67
Inferred	33.2	5.06	1,682	22.55	7.5	4.16	1.38

Note: P2O5 = phosphorus pentoxide, Fe2O3 = iron oxide/ferric oxide, TiO2 = titanium dioxide.

1. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The Inferred Mineral Resource component of this grade estimate has a lower level of confidence than that applied to the Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

1.10	MINING METHODS

The Lac à l’Orignal Project is a relatively shallow phosphate deposit that lends itself to conventional open pit mining methods. This PEA mine plan entails developing a single open pit to support a phosphate concentrating operation. No underground mining is planned. The PEA mine production plan utilizes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as Mineral Reserves. There is no certainty that the Inferred Mineral Resources will be upgraded to a higher Mineral Resource category in the future.

Figure 1.1 provides a general overview of the Project site, showing the location of the open pit, and proposed overburden and waste rock storage facilities. The process plant site will be located south of the open pit.

FIRST PHOSPHATE AIF	34

384,000 E
386,000 E
388,000 E
N
FINAL PIT
WATER MANAGEMENT POND
601 EL
OVERBURDEN
2.3 M.m3
600EL
SULPH POND
582 EL
5,436,000 N
PROPOSED PLANT
WASTE ROCK STORAGE
39.5 M.m3
597 EL
MAIN ROADS
LOCAL ROADS
TRAILS
PROPOSED ROAD
0 250 500
METRES
FIRST PHOSPHATE CORP.
LAC ORIGNAL PROJECT
PLAN VIEW
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE 1: 17,000

A series of Lerches-Grossman pit optimizations were completed using the NPV SchedulerTM Datamine software. An optimal shell is selected as the basis for the operational pit design. For optimization, the base case phosphate concentrate price was US$332/t. No revenue was attributed to iron or titanium in optimization. The optimization included Indicated and Inferred Mineral Resources.

The optimization results indicated that beyond a Revenue Factor of 70%, the process plant feed tonnage increases very gradually. This is due to the optimized shells nearing the economic limit of the defined block model mineralized zone along the north side. Further expansion of the Mineral Resource block model to the north may allow the pit to advance further north, adding more mineable tonnage at higher strip ratios.

No pit slope geotechnical site investigations or hydrogeological studies have been completed for this PEA. These field investigations will be undertaken at the next stage of study. Knight Piésold Ltd (“KP”) completed a preliminary evaluation of achievable slope angles, which were used for the mine design.

The design of the open pit layout initially selected the east side pit exit point, and then added benches (15 m triple bench (3 x 5 m) with 8 m berm), ramps, and haul roads (30 m wide). The inter-ramp angle was 51 degrees along the north side of the pit. The south wall followed the deposit footwall, at approximately 35 degrees.

FIRST PHOSPHATE AIF	35

Once the final open pit design was completed, a series of four pit phases were designed for production scheduling purposes. The open pit phase tonnages are shown in Table 1.2 and are diluted tonnes and grades. The final open pit design is shown in Figure 1.2.

Table 0.2 Open Pit Phase Tonnages
Material	Total	Phase 1	Phase 2	Phase 3	Phase 4
Total Material (Mt)	145.70	34.73	34.67	62.86	13.44
Overburden (Mt)	3.48	1.47	0.46	1.11	0.44
Waste Rock (Mt)	88.18	15.43	16.74	45.62	10.39
Process Plant Feed (Mt)	54.04	17.84	17.47	16.13	2.60
P205 (%)	4.91	4.82	4.79	5.10	5.13
Fe2O3 (%)	22.62	22.18	22.53	23.22	22.63
TiO2 (%)	4.14	3.93	4.19	4.32	4.02
Strip Ratio	1.70	0.95	0.98	2.90	4.16

Figure 0.1	Final Open Pit Design

384,500 E
385,000 E
385,500 E
386,000 E
5,437,500 N
5,437,000 N
5,436,500 N
N
420
480
505
490
480
550
510
METRES
FIRST PHOSPHATE CORP.
LAC ORIGNAL PROJECT
PLANVIEW PHASE 4 PIT DESIGN
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE 1: 7,500

The PEA assumes that 2% of the planned mining tonnage will not be recovered during mining (i.e., feed loss). The results of the dilution analysis estimate dilution to be approximately 5%. Since the mineralized zone is large and extensive, one would predict edge dilution to be relatively low.

The total quantity of feed material sent to the process plant is estimated at 54.04 Mt. The overall strip ratio is 1.7:1. Approximately 66% of the 54.04 Mt feed tonnes consist of Inferred Mineral Resources.

FIRST PHOSPHATE AIF	36

The mine production schedule consists of one year of pre-production and 14.2 years of mine production. The target processing rate is approximately 3.8 Mtpa, or 10,500 tpd. To meet the process plant needs, the annual mining rates of feed and waste rock combined will peak at approximately 14 Mtpa (38,000 tpd) in Years 8 to 11.

It is assumed that the Lac à l’Orignal mine will be an owner operated open pit mine except for blasting operations. The owner’s mining team would undertake all drilling, loading, hauling, and mine site maintenance activities. The owner will also be responsible for technical services, such as mine planning, grade control, geotechnical, and surveying services. It is assumed that an explosive supplier would be contracted for explosive delivery, blasthole charging, and blast control. It is assumed that most of the materials mined will require drilling and blasting. Overburden would be free digging and not require blasting.

It is anticipated that the mining operations would be conducted 24 hours per day and 7 days per week throughout the entire year. It is expected that diesel-powered hydraulic excavators (10 m3 bucket size) and front-end loaders (11 m3 bucket size) will be used to excavate the blasted rock. The anticipated truck size capacity is 90 t. The primary mining equipment will be supported by a fleet of equipment consisting of dozers, road graders, water trucks, maintenance vehicles, and service vehicles. The mining operations personnel will average approximately 99 people, including operators, maintenance, supervision, and technical staff over the LOM. Mined waste rock will be placed in a single storage facility located southeast of the open pit. A smaller overburden storage facility will also be located east of the open pit exit ramp location. Some of the waste rock will be used in the construction of the two tailings facilities as needed for dam fill or foundation grading purposes. The Lac à l’Orignal open pit operation will require mine offices, maintenance facilities, warehousing, lube and fueling station, and cold storage areas. These will be located in the general vicinity of the process plant area.

1.11	RECOVERY METHODS

A flowsheet composed of conventional processes with minor unique aspects is outlined to process the Lac à l’Orignal mineralized material to produce a high-quality apatite (phosphate) concentrate, and secondary concentrates consisting of magnetite (iron) and ilmenite (titanium). The principal process stages will include jaw and gyratory crushing, semi-autogenous (“SAG”) and ball mill grinding, various intensities of magnetic separation, strong and moderate strength flotation, regrinding of rougher flotation concentrates, multiple cleaner flotation steps, concentrate thickening, pressure filtration and drying of concentrate products. Specialized techniques include high density slurry conditioning of reagents in preparation for apatite flotation, and for ilmenite concentration, gravity separation and high intensity magnetic separation. De-sliming, a common process step in industrial minerals processing such for phosphate resources, is not expected to be required.

There will be three distinct circuits in the process plant: iron (magnetite) concentration circuit by magnetic separation, regrinding and flotation removal of impurities; phosphate flotation regrinding and upgrading circuit; and ilmenite concentration circuit by magnetic separation, regrinding and gravity methods. All three circuits will have dedicated slurry thickening, drying and load-out facilities.

Iron minerals, principally magnetite, will be removed from a primary grind product by low intensity magnetic separators (“LIMS”), a reliable wet process. The magnetite concentrate will be upgraded by regrinding and removal of sulphides by froth flotation. The concentrate will be dewatered by thickening and filtration, and dried to less than 2% moisture. Depending on the market destination (e.g., iron making), the concentrate may be converted by pelletization or briquetting followed by sintering off site by a third party.

Primary apatite recovery and concentration will be performed by an alkaline, fatty acid flotation strategy. The apatite rougher concentrate will be reground and subject to multi-stage cleaning in either conventional flotation cells or column cells. The concentrate will be dewatered and dried before bulk transport to a phosphoric acid production facility in the Saguenay region or beyond. Ilmenite will be recovered and concentrated from apatite circuit tails by a variety of means, which subject to test confirmation, will include magnetic separation, regrinding and gravity methods. Two distinct tailings streams are expected: (i) a moderate tonnage of sulphide-rich tailings from the iron circuit; and (ii) a larger tonnage of environmentally inert tailings from the ilmenite circuit.

1.12	PROJECT INFRASTRUCTURE

Infrastructure at the Lac à l’Orignal Project consists of a nearby powerline and well-maintained access roads. The site is currently accessible from the City of Saguenay, 84 km south-southwest, by Highway 172 to logging road, chemin de la Zec Martin-Valin, which crosses the Property and is maintained year-round by logging companies. At km 81.5 on this road, a secondary logging trail goes northwest for 3.5 km to the Lac à l’Orignal Deposit area. Many secondary logging roads can be utilized to access various parts of the Property. Upon upgrading the 3.5 km secondary logging trail, site access will be sufficient for the transportation of major equipment including mills, crusher, process equipment and tankage, piping and electrical as well as all consumables and mine manpower. Major planned infrastructure for the Lac à l’Orignal Project includes an open pit mine, process plant and laboratory with main substation and electrical power distribution, a tailings management facility (“TMF”) and waste rock storage facilities. The Company will not be supplying on-site housing and employees and contractors will commute from Saguenay and other nearby towns. A dedicated 56 kV feeder line from a Hydro Québec 735 kV line located approximately 20 km south from the proposed process plant site will be constructed to supply all power requirements. The total connected electrical power for the process plant is estimated at 35 MW. A diesel generator at the process plant will be used for emergency power generation. The process plant throughput is currently envisioned to be 10,500 tpd from the open pit mine over a planned 14.2-year mine life, generating a total of 42.6 Mt of tailings. The bulk, NonPotentially Acid Generating (“Non-PAG”) phosphate tailings (40.5 Mt) will be stored in the Tailings Management Facility (“TMF”). The Potentially Acid Generating (“PAG”) sulphide tailings (2.1 Mt) will be stored separately in the Sulphide Tailings Management Facility (“STMF”).

FIRST PHOSPHATE AIF	37

The designs for the TMF, STMF, and site water management measures were developed based on input from the Authors, past studies for the Project, industry accepted best practices, previous experience on similar projects, and the anticipated site conditions.

The TMF and STMF will provide permanent storage of tailings solids with the primary goal of protecting the environment during operations and post closure. The two types of tailings will be stored separately to minimize environmental impact and to minimize closure requirements.

The phosphate tailings will be stored in a filtered tailings stack and the sulphide tailings will be stored in a thickened slurry tailings impoundment. The TMF is located approximately 6 km northwest of the open pit and the STMF is located immediately east of the plant site location. The locations of the facilities were selected by the Authors and First Phosphate. The phosphate tailings will be pumped conventionally (approximately 40% solids by mass) to the TMF via slurry pipeline. The tailings will then be filtered and transported by truck to the TMF, where they will be placed and compacted into the stack. The filtered tailings will be spread by a CAT D8 sized dozer and compacted with a 10-t compactor in 300 mm thick lifts. A geosynthetic lining system will be installed on the prepared foundation to prevent seepage into the underlying foundation. The geosynthetic lining system will include a 300 mm thick bedding layer to provide a suitable subgrade for the geosynthetics. The bedding layer will be covered by non-woven geotextile and 80 mil (2.0 mm) HDPE (textured both sides) geomembrane. A 300 mm thick underdrain layer will be installed over the geomembrane to convey collected seepage from the tailings to seepage collection sumps, or collection ditches, and on to the water management pond (“WMP”). Bedding and underdrain materials for the geosynthetic lining system will likely consist of processed waste rock. The geosynthetic lining system and underdrain layer will be extended periodically during operations as the TMF footprint is expanded.

Sulphide tailings will be pumped as a thickened slurry (typically 50% to 60% solids content by mass) from the process plant site to the STMF via pipeline. Tailings will be deposited from multiple spigot locations along the embankment crests, waste rock storage area (“WRSA”) bench, and natural topography to allow for even filling of the basin in order to minimize the volumes of water required to maintain a wet cover during operations. A geosynthetic lining system consisting of 2.0 mm (80 mil) HDPE geomembrane underlain by 12 oz/yd2 non-woven geotextile will be installed along the upstream faces of the perimeter embankments and WRSA, and in the basin.

The site water management measures were designed to collect runoff from the site infrastructure areas and route the collected water to sediment basins for temporary storage and sediment control. Following settling/clarification, collected runoff will either be transferred to the WMP as process water, or released to the environment if the water quality is acceptable. Runoff from storms greater than the environmental design storm (“EDS”) will report directly to the environment over suitably designed and constructed spillways.

FIRST PHOSPHATE AIF	38

1.13	MARKET STUDIES AND CONTRACTS

The Authors followed the approximate June 30, 2023, 18-month trailing average P2O5 grade adjusted phosphate price and CAD$:US$ exchange rate along with the Consensus Economics Inc. long term magnetite (iron) and ilmenite price projections. The commodity prices and FX are listed in Table 1.3.

Table 0.3 Product Price Assumptions and FX (US$)
Commodity	Phosphate[1] ($/t)	Magnetite[2] ($/t)	Ilmenite[3] ($/t)	CAD$:US$
Price	367	95	250	1.32

Notes: 1 40% P2O5, 2 69% Fe, 3 39% TiO2

The global phosphates market is anticipated to reach a valuation of US$16.8 billion in 2023, driven by increasing demand for specialty phosphates. The trend is expected to create new opportunities for the market, leading to a projected compound annual growth rate of 2.4% between 2023 and 2033, and reaching a total valuation of approximately US$21.4 billion by 2033.

The future of the global magnetite market looks promising with opportunities in the iron and steel and medication industries. The global magnetite market is expected to reach an estimated US$132.7 billion by 2027 with a projected compound annual growth rate of 2.9% from 2021 to 2027.

The global ilmenite market is anticipated to rise at a considerable rate between 2023 and 2030. The market is growing at a steady rate and with the rising adoption of strategies by key players and prices are expected to rise.

There are no existing contracts in place related to the Lac à l’Orignal Property. There is a memorandum of understanding (“MOU”) in place with Prayon SA of Belgium to cover part of its needs, which amount to about 400,000 tonnes of annual phosphate concentrate offtake as well as the idea/concept of a long-term purified phosphoric acid toll processing agreement.

Based on SGS Canada (“SGS”) testwork to date, the three concentrates to be produced will be very low in deleterious elements. For concentrate sales to a domestic buyer, the concentrates will be delivered overland direct by truck from the process plant to the all-season port of Saguenay. All shipment costs beyond Saguenay are free on board (“FOB”).

1.14	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

The construction, the operation and the closure of a mine is subjected to several laws and regulations at the federal, provincial, and municipal levels. The Project meets the criteria for triggering an Environmental Impact Assessment under the Impact Assessment Act (IAA, 2019) at the federal level and under the Environmental Quality Act (Q2) at the provincial level. These assessments are multi-step processes which may take up to five years aimed at obtaining authorization from government authorities.

Environmental baseline studies have not been started yet, however, are planned in the coming years. The Project is on the limit of the ZEC Onatchiway (“ZEC”), a Controlled Exploitation Zone used for recreational fishing and hunting of wildlife. It is expected that most of the lakes contain trout and other species common to the types of water bodies found in the region and the wildlife found in the ZEC are typically wild hare, various grouse species, moose, bear, and white-tailed deer. Desktop studies have suggested that the Project area as being frequented by woodland caribou and Bicknell’s Thrush.

The Property area has been intensely logged and much of the vegetation consists of mainly black spruce and balsam fir. Small bogs are also present. Large areas of the Property were burned by a forest fire in 1996.

The Project is located on the ancestral lands of the Pessamit Nation while the transport route to Saguenay passes through the lands of the Mashteuiatsh, Pessamit and Essipit. First Phosphate has been actively reaching out to the stakeholder communities, the Pessamit Nation, the Mashteuiatsh Pessamit, and the Saguenay-Lac-Saint-Jean community to build collaborative relationships with local and regional partners.

FIRST PHOSPHATE AIF	39

The Saguenay region’s economy is driven by extensive industrial, agricultural, forestry, and tourist industries. There is an abundance of qualified and skilled local workers in the area. The hydro-electric system is well established and can easily support all these industries. The mine site is accessible from Saguenay by means of Highway 172. In Saguenay, the all-season deepwater port facilities would enable transport by waterways.

1.15	CAPITAL AND OPERATING COSTS

All costs are presented in Q2 2023 Canadian dollars. No provision has been included in the cost estimates to offset future escalation. The total initial capital cost of the Lac à l’Orignal Project is estimated at $550M. Sustaining capital costs incurred during the 14.2 production years are estimated to total $139M. Total operating costs over the life-of-mine (“LOM”) are estimated at $1,644M which average $30.43/t processed.

Initial capital costs are for construction of a 3.8 Mtpa process plant and tailings facility, and to set up an open pit mining site with the necessary infrastructure and pre-production activities, including port infrastructure. The capital cost estimates are summarized in Table 1.4.

Table 0.4 Capital Cost Estimate
Item	Initial ($M)	Sustaining ($M)	Total ($M)
Open Pit Mining Equipment and Pre-stripping	29.6	46.5	76.1
Process Plant	214.8	5.5	220.3
Tailings Management Facilities	41.6	56.8	98.3
Indirects, EPCM and Owner’s Costs	110.4	0.0	110.4
Site and Port Infrastructure	61.7	0.0	61.7
Contingency (20%)	91.6	21.7	113.4
Reclamation/Closure Minus Salvage Value	0.0	8.3	8.3
Total[1]	549.8	138.7	688.5

1 Totals may not sum due to rounding.

Operating costs are estimated to average $30.43/t processed over the LOM as presented in Table 1.5. Open pit mining costs are for 14.2 years of production. The operating costs have been estimated from first principles and consumable quotes, with factoring and estimates from the Authors’ experience at other similar mines.

Table 0.5 Operating Cost Estimate
Item	Unit	Unit Cost ($/t)	LOM Total ($M)
Open Pit Mining all Material	$/t mined	2.77
Open Pit Mining and Stockpile Re-handling	$/t mined	2.89
Open Pit Mining	$/t processed	7.48	404.1
Process Plant	$/t processed	12.60	680.9
General and Administration	$/t processed	1.67	90.0
Tailings Management	$/t processed	1.85	99.7
Concentrate Handling and Transport	$/t processed	6.83	369.7
Total[1]	$/t processed	30.43	1,644.4

1 Totals may not sum due to rounding.

FIRST PHOSPHATE AIF	40

1.16	ECONOMIC ANALYSIS

Cautionary Statement - The reader is advised that this PEA Technical Report is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred Mineral Resources. Inferred Mineral Resources are considered to be too speculative to be used in an economic analysis except as allowed by NI 43-101 in PEA studies. There is no guarantee the Project economics described herein will be achieved.

Under baseline scenarios (5% discount rate, payable commodities using prices of US$367/t phosphate (40% P2O5), US$95/t magnetite (69% Fe) and US$250/t ilmenite (40% TiO2), OPEX and CAPEX as set out above), the after-tax NPV of the Project is estimated at $511M ($795M pre-tax), with an after-tax IRR of 17% (22% pre-tax). This results in an after-tax payback period of approximately 4.9 years. Applicable taxes have been calculated on taxable income at rates of Canadian Federal at 15% and Québec Provincial at 11.5%. A summary of the key economic parameters and results is presented in Table 1.6.

Under baseline scenarios (5% discount rate, payable commodities using prices of US$367/t phosphate (40% P2O5), US$95/t magnetite (69% Fe) and US$250/t ilmenite (40% TiO2), OPEX and CAPEX as set out above), the after-tax NPV of the Project is estimated at $511M ($795M pre-tax), with an after-tax IRR of 17% (22% pre-tax). This results in an after-tax payback period of approximately 4.9 years. Applicable taxes have been calculated on taxable income at rates of Canadian Federal at 15% and Québec Provincial at 11.5%.

A summary of the key economic parameters and results is presented in Table 1.6.

Table 0.6 PEA Summary Parameters and Results
Parameter	Amount[1]
Phosphate Price (40% P2O5) US$/t	367
Magnetite Price (69% Fe) US$/t	95
Ilmenite Price (39% TiO2) US$/t	250
Exchange Rate CAD$:US$	1.32
Production Profile
Tonnes Processed (Mt)	54.04
Average Process Plant Feed Grade (%P2O5)	4.91
Average Process Plant Feed Grade (%Fe2O3)	22.62
Average Process Plant Feed Grade (%TiO2)	4.14
Mine Life (years)	14.2
Daily Process Plant Throughput (tpd)	10,500
P2O5 Process Plant Recovery (%)	91.0
Fe2O3 Process Plant Recovery (%)	32.0
TiO2 Process Plant Recovery (%)	24.0
Phosphate Concentrate (Mt)	6.04
Magnetite Concentrate (Mt)	3.97
Ilmenite Concentrate (Mt)	1.38
Revenue ($ M)	3,860
Operating Costs
Unit Average LOM Operating Cost ($ per tonne processed)	30.43
Open Pit Mining Costs ($ per tonne processed)	7.48
Processing Costs ($ per tonne processed)	12.60
G&A ($ per tonne processed)	1.67
Tailings Management Costs ($ per tonne processed)	1.85
Concentrate Handling and Transport ($ per tonne processed)	6.83
Total LOM Operating Cost ($ M)	1,644.4
Capital Requirements
Pre-Production Capital Cost ($ M)	549.8
LOM Sustaining Capital Cost ($ M)	138.7
Project Economics
Taxes ($ M)	478.0
Pre-Tax
NPV (5% Discount Rate) ($ M)	795.3
IRR (%)	21.7
Payback (years)	4.2
Cumulative Undiscounted Cash Flow ($ M)	1,527.2
After-Tax
NPV (5% Discount Rate) ($ M)	510.8
IRR (%)	17.2
Payback (years)	4.9
Cumulative Discounted Cash Flow ($ M)	1,049.2

1 Totals may not sum due to rounding.

FIRST PHOSPHATE AIF	41

The Project NPV is most sensitive to changes in commodity prices, followed by OPEX, then CAPEX, as shown in Figure 1.3.

Figure 0.2	Project After-Tax NPV Sensitivity

It is the opinion of the Authors that the Lac à l’Orignal Project has potential to be economically viable. Therefore, it is recommended to upgrade the Inferred Mineral Resources and advance the Project to the next phase of study.

FIRST PHOSPHATE AIF	42

1.17	ADJACENT PROPERTIES

There are very few properties in the vicinity of the Lac à l’Orignal Property and most of them are explored for iron and titanium. In the southeast corner of the Property, there are nine claims enclosed within the Lac à l’Orignal claim block. That property is being explored by another company for rare earth elements (“REE”) within silicified paragneiss. The Lac a Paul Phosphate Project is located 90 km north of Lac à l’Orignal. Lac a Paul is a Feasibility Study-level project owned by Arianne Phosphate Inc (Cegertec Worley Parsons et al., 2013). The only metallic mine in the Lac à l’Orignal Property region is the Niobec niobium mine operated by Magris Resources located 80 km south-southwest of Lac à l’Orignal.

1.18	PROJECT RISKS AND OPPORTUNITIES

Risks and opportunities have been identified for the Project. The most significant potential risk for impact on the Project is lower commodity prices. Advanced studies are required to improve the confidence in the operating and capital cost estimates. Further metallurgical testing is required to optimize recoveries, process plant design and Project revenue.

Opportunities consist of a Mineral Resource that is open down dip and possibly along strike to the west. The Property contains at least two other showings that remain relatively unexplored. The potential conversion of the high-grade apatite concentrate to purified phosphoric acid may result in application to high value phosphorous products such as automobile batteries.

Opportunities consist of a Mineral Resource that is open down dip and possibly along strike to the west. The Property contains at least two other showings that remain relatively unexplored. The potential conversion of the high-grade apatite concentrate to purified phosphoric acid may result in application to high value phosphorous products such as automobile batteries.

1.19	CONCLUSIONS

The Lac à l’Orignal Phosphate Property contains a significant P2O5 Mineral Resource that is associated with a well-defined oxide gabbro intrusion associated with a large anorthosite intrusive complex. The Property has potential for delineation of additional Mineral Resources associated with extension of known anorthosite-associated magmatic mineralization zones and for discovery of new magmatic mineralization zones.

The Authors conclude that the Lac à l’Orignal Project has economic potential as an open pit mining and mineralized material processing operation to produce a high-quality apatite (phosphate) concentrate, and secondary concentrates consisting of magnetite (iron) and ilmenite (titanium). This conclusion would need to be confirmed in a subsequent and more detailed PreFeasibility Study supported by additional Mineral Resource drilling and metallurgical tests.

The Authors note that this PEA is preliminary in nature, and its Mineral Resources include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary assessment will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

FIRST PHOSPHATE AIF	43

1.20	RECOMMENDATIONS

Based on the current Mineral Resource Estimate, the Authors recommend that First Phosphate advance exploration and development studies at Lac à l’Orignal in two phases. Phase 1 includes step-out and in-fill drilling, and exploration work resulting in an Updated Mineral Resource Estimate. Phase 2 includes additional metallurgical testwork, environmental base line studies, and geotechnical and hydrology studies resulting in a Pre-Feasibility Study. The costs of the recommended Phase 1 and Phase 2 programs are estimated to total $4.3M and $2.3M, respectively. The budget of the recommended work program would be $6.6M and is presented in Table 1.7. The Phase 2 work program is contingent upon the results of the Phase 1 exploration program.

Table 0.7 Recommended Work Program Budget
Program	Description	Budget ($)
Exploration
Step-out and Exploration Drilling	3,000 m at $275/m (includes staff and assays)	825,000
Surface Exploration Programs	Helicopter-borne magnetic	100,000
Environmental Studies	Aquatic, terrestrial, hydrology	100,000
In-fill Drilling	9,000 m at $275/m	2,475,000
Updated Mineral Resource Estimate		200,000
Contingency (15%)		555,000
Subtotal Phase 1		4,255,000

PFS Work
Metallurgical Drilling	400 m at $300/m (HQ)	120,000
Metallurgical Testwork		200,000
Environmental Studies		100,000
Geotechnical and Hydrology Studies		400,000
Stakeholder Consultation		100,000
Pre-Feasibility Study		1,200,000
Contingency (15%)		318,000
Subtotal Phase 2		2,318,000

Total		6,573,000

FIRST PHOSPHATE AIF	44

Risk Factors

The risks and uncertainties described in this AIF are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could be materially and adversely affected.

A. RISKS RELATING TO THE COMPANY’S STAGE OF DEVELOPMENT

Risks Relating to Limited Operating History

The Company has a limited operating history and no operating revenues. There is no assurance that any property or business that the Company may hold, acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. The Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration, development and processing companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, complications and delays encountered in connection with the exploration, development and processing operations it is undertaking or may undertake in the future and may result in unexpected expenses and delays that exceed estimated budgets and timelines.

The Company has no history upon which to base any assumption as to the likelihood that its business will prove successful, and the Company can provide no assurance that it will generate any operating revenues or ever achieve profitable operations. If the Company is unsuccessful in addressing these risks, its business could fail.

Risks Relating to the Company’s Size and Resources

Compared to other mineral exploration, development and processing companies, the Company is small, has limited resources and must limit its operations and expansion plans. The Company operates in an industry dominated by many larger companies that have substantial amounts of capital and management expertise. The Company does not have the human resources or financial resources to compete with senior mineral exploration, development and processing companies, which can spend more time and money on activities within the Company’s business plan and have better odds of success. The Company may not have sufficient financial resources or management expertise to effectively implement its business plan which means that investors could lose a portion or all of any funds they invest in the Company.

Risks Relating to Negative Cash Flow and Dependence on Additional Financing

Substantial capital expenditures are required to establish mineral resources through drilling, to extract those resources, to develop processing facilities, and to implement the infrastructure necessary to support the Company’s proposed operations. The Company currently has negative cash flow from operating activities and no operating revenues. The Company’s future cash flow will be directly related to revenues generated from its proposed extraction and processing activities, the commencement of which is subject to a number of risks and uncertainties described elsewhere in this AIF. The Company’s current and proposed operations are subject to all of the business risks associated with new enterprises, including likely fluctuations in operating results as the Company makes significant investments in exploration and development, and the construction and operation of processing facilities.

The Company’s ongoing activities are dependent on its ability to obtain additional financing through the issuance of equity or otherwise. Because the Company proposes to conduct both mineral extraction and processing operations, its aggregate capital requirements are greater than those of a single-activity mining company. Although the Company anticipates achieving positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, it will need to deplete existing sources of capital or raise additional funds to cover such shortfall. The failure to raise necessary capital could result in the loss of one or more of the Company’s properties or assets.

There can be no assurance that the Company will be able to continue to secure additional financing in the future on terms that are acceptable to the Company, or at all. This gives rise to a material uncertainty that may cast substantial doubt upon the Company’s ability to continue as a going concern, which would adversely affect its ability to realize its assets and discharge its liabilities in the normal course of business.

FIRST PHOSPHATE AIF	45

B. RISKS RELATING TO MINERAL EXPLORATION AND DEVELOPMENT

Risks Relating to Mineral Exploration and Development

The Company’s mineral exploration and development activities are highly speculative in nature and involve a high degree of risk. Few properties that are explored are ultimately developed into producing mines, and there can be no assurance that the expenditures made by the Company in the exploration and development of its mineral properties will result in the discovery of commercial quantities of phosphate or other minerals. If the Company’s exploration and development activities do not reveal mineralization of sufficient quantity or quality to support commercial development, the Company may determine it necessary to delay or abandon the development of one or more of its mineral properties.

Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at the Company’s mineral properties. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit such as size, grade and proximity to infrastructure; commodity prices, which are highly cyclical and unpredictable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

In addition, there is uncertainty and risk associated with operating parameters and costs resulting from the scaling up of extraction and processing methods tested in pilot or small-scale conditions to full commercial operations under on-site conditions or in production-scale operations. There can be no assurance that extraction methods that demonstrate promising results at the pilot stage will perform as anticipated when scaled to commercial production, and any material divergence between pilot-stage and commercial-scale results could have a material adverse effect on the Company’s operations and financial condition.

Risks Relating to Mineral Resource and Reserve Estimates

Although the mineral resource disclosures made by the Company have been carefully prepared by independent qualified persons, mineral resource and reserve estimates are estimates only, and no assurance can be given that any identified mineral resource will ever qualify as a commercially mineable or viable ore body that can be legally and economically exploited. The grade of mineralization ultimately mined may differ from that indicated by drilling results, and such differences could be material. Material changes in resource or reserve estimates, grades, dilution estimates or recovery rates may affect the economic viability of the Company’s projects and could have a material adverse effect on the Company’s business and financial condition.

Future production, if any, could differ materially from mineral resource and reserve estimates because, among other reasons:

●	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

●	calculation errors could be made in estimating mineral resources and mineral reserves;

●	increases in operating mining costs and processing costs could adversely affect mineral resources and mineral reserves;

●	the grade of mineral resources and mineral reserves may vary significantly from time to time and there is no assurance that any particular level of recovery will be achieved; and

●	declines in the market price of phosphate or related products may render the mining of some or all of the mineral reserves uneconomic.

FIRST PHOSPHATE AIF	46

Estimated mineral resources and reserves may require downward revisions based on changes in commodity prices, further exploration or development activity, increased production costs or actual production experience. Any reduction in estimated mineral resources and reserves could require material write-downs in the carrying value of the affected mineral property and increased amortization, reclamation and closure charges, which could have a material adverse effect on the Company’s earnings, results of operations and financial condition.

Risks Relating to Title

Title to mining claims may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its current properties, there is no guarantee such title will not be challenged or impaired. Third parties may have valid or invalid claims underlying portions of its interests, including prior unregistered liens, agreements, transfers or claims, including formal indigenous land claims and informal Indigenous land claims accompanied by disruptive activity, and title may be affected by, among other things, undetected defects. As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its current properties or any future properties in which it may acquire an interest. An impairment to or defect in its title to its properties could have a material adverse effect on its business, financial condition or results of operations.

FIRST PHOSPHATE AIF	47

Risks Related to Indigenous Title and Land Claims

Various international and domestic laws, codes, court decisions, resolutions, conventions, guidelines, and other materials (collectively, the “Instruments”) relate to the rights of Indigenous peoples, including the First Nations and Métis of Canada. The Company operates in some areas presently or previously inhabited or used by Indigenous peoples including areas in Canada over which Indigenous peoples have established or asserted Aboriginal treaty rights, Aboriginal title, or Aboriginal rights. Many of these rights or titles impose obligations on governments and private parties as they relate to the rights of Indigenous people concerning resource development. Some mandate that government consult with, and if required, accommodate Indigenous people for government actions which may affect Indigenous people, including actions to approve or grant mining rights or exploration, development or production permits.

The obligations of government and private parties under the Instruments pertaining to Indigenous people continue to evolve and be defined. In certain circumstances, Indigenous communities are entitled to be consulted prior to, and during, resource development. The consultation and accommodation process and expectations of parties (government, Indigenous communities and industry proponents) involved can vary considerably from project to project, within stages of the project life and among Indigenous communities. There can be overlapping or inconsistent Indigenous or treaty claims respecting a project. These can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for a project, each of which could have a material adverse effect on the Company’s business, operations, results of operations, financial condition and future prospects. In addition, the federal government has implemented the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”) and some provinces and territories are considering, or have introduced, similar legislation. The application of UNDRIP and its interpretation by Canadian courts adds additional uncertainty as to the nature and extent of Aboriginal rights or title and may also include new processes and additional consultation requirements for project development and operations, which may increase costs, increase approval timelines and impose development and operational obligations or restrictions.

The Company’s operations are subject to the risk that one or more groups of Indigenous people may oppose the operations or development of any of its properties or on properties in which it holds a direct or indirect interest, or on which it conducts or proposes to conduct business, even where the Company has entered into agreements with applicable Indigenous and non-Indigenous authorities. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by Indigenous people to the Company’s operations may require modification of or preclude development of its projects or may require the Company to enter into agreements with Indigenous people with respect to such projects. Such agreements or restrictions on operations may have a material adverse effect on the Company’s business, financial condition and results of operations. Even where such agreements have been entered into, there can be no certainty that there will not be disagreements between the Company and groups or sub-groups of Indigenous persons which may result in project delays or have other material adverse effects on the Company.

Risks Relating to Infrastructure Risks

Exploration, development, mining and processing activities depend on adequate infrastructure. Reliable roads, power sources, port access, rail access, bridges, and water supply are important elements of infrastructure which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay the Company’s operations and ability to sell its products. If adequate infrastructure is not available in a timely manner, there can be no assurance that the Company’s operations will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, civil unrest, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect the Company’s operations. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out its operations and could have a material adverse effect on its business, financial condition, results of operations, cash flows or prospects.

FIRST PHOSPHATE AIF	48

C. RISKS RELATING TO MINING AND PROCESSING OPERATIONS

Risks Relating to Mining and Processing Operations

The Company’s proposed mineral extraction and processing operations will be subject to all of the hazards and risks normally encountered in the exploration, development and extraction of minerals, as well as those associated with chemical processing and precursor manufacturing. These operational hazards include, but are not limited to:

●	unusual and unexpected geological formations;

●	rock falls and cave-ins;

●	seismic activity;

●	flooding and other hydrological events;

●	damage to or destruction of mines, processing plants and other producing facilities;

●	environmental pollution and consequent liability;

●	mechanical equipment and facility performance problems;

●	industrial accidents;

●	labour disputes;

●	periodic disruptions due to inclement or hazardous weather conditions; and

●	circumstances in which designs intended to mitigate environmental impacts do not perform as anticipated, or in which material properties or quantities vary from predictions, resulting in environmental impacts or additional remediation expense.

FIRST PHOSPHATE AIF	49

Metallurgical characteristics of the Company’s mineral deposits, or the performance of the Company’s processing facilities and equipment, may differ materially from those anticipated based on test work, which could result in lower-than-expected recoveries, higher-than-expected processing costs, or the inability to produce products meeting required specifications. Short-term operational factors, such as the need for orderly development of deposits or the processing of new or different grades of mineralized material, may also have an adverse effect on mining operations and on the Company’s results of operations in any given period.

In addition to the foregoing mining-specific hazards, the Company’s proposed processing operations, including the production of purified phosphoric acid and iron phosphate, involve the use, handling and storage of industrial chemicals that introduce additional operational risks, including the risk of chemical spills, releases or exposure events. These risks are in addition to, and distinct from, those associated with conventional mineral extraction, and may give rise to additional regulatory obligations, remediation liabilities and reputational consequences.

Any of the foregoing events could result in damage to or destruction of the Company’s facilities, injury or loss of life, environmental damage, regulatory consequences and possible legal liability, any of which could have a material adverse effect on the Company’s business, operations and financial condition.

Risks Relating to Reliance on Third-Party Suppliers

To the extent that the Company’s operations depend, in whole or in part, on materials sourced from third parties, the Company will be exposed to risks associated with the availability, quality and cost of such supply. The Company may be unable to secure third-party feedstock or other inputs or materials in sufficient quantities, at acceptable grades, or on commercially acceptable terms. Third-party suppliers may fail to perform their contractual obligations, may experience operational disruptions, or may divert their supply to other customers or markets. Any interruption in the supply of third-party supply could curtail or suspend the Company’s operations, which could have a material adverse effect on the Company’s revenues, results of operations and financial condition.

In addition, the quality and consistency of inputs sourced from third parties may vary and may not meet the specifications required for the production of battery-grade iron phosphate or purified phosphoric acid. Inconsistent inputs quality could result in increased processing costs, reduced yields, product quality issues or the inability to meet customer specifications, any of which could adversely affect the Company’s business and reputation.

Risks Relating to the Production of Battery-Grade Precursor Materials

The production of iron phosphate and purified phosphoric acid for use in the LFP battery supply chain requires adherence to precise chemical specifications and quality standards set by battery manufacturers and their customers. Battery-grade precursor materials are subject to exacting purity, particle size, morphology and consistency requirements, and the failure to consistently meet such specifications could result in the rejection of the Company’s products, the termination of offtake or supply agreements, reputational harm, and loss of customers. The Company may encounter technical difficulties in achieving and maintaining the product quality required for battery applications, particularly in the early stages of processing operations.

The Company has limited or no operating history in the production of chemical precursor materials, and there can be no assurance that its processing technology and operational expertise will be sufficient to produce battery-grade products at commercial scale. The Company may be required to make significant additional investments in process optimization, quality control systems, testing infrastructure and technical personnel in order to meet customer requirements.

D. RISKS RELATING TO REGULATORY, ENVIRONMENTAL AND HEALTH AND SAFETY MATTERS

Risks Relating to Permits, Licences, Approvals and Regulatory Compliance

The Company’s proposed operations encompass two distinct but related activities being the extraction of phosphate from its mineral properties, and the processing of phosphate into battery-grade precursor materials including iron phosphate and purified phosphoric acid, each of which is subject to extensive and overlapping regulatory requirements at the federal, provincial and municipal levels. The successful conduct of both activities is dependent on the Company obtaining and maintaining a broad range of permits, licences, authorizations and approvals, and there can be no assurance that all such approvals will be obtained, that they will be obtained on a timely basis, or that they will be granted without conditions that materially affect the viability of the Company’s operations.

FIRST PHOSPHATE AIF	50

With respect to the Company’s mineral extraction operations, required approvals include, but are not limited to, mining leases and tenure, exploration and development permits, environmental assessment approvals, water licences, power allocation, and permits governing the management of tailings, waste rock and other mining-related disturbances. The granting of such approvals is subject to the discretion of applicable regulatory authorities and government agencies and may be influenced by factors outside the Company’s control, including community and Indigenous consultation requirements, environmental assessment outcomes, changes in government policy, and competing land use considerations.

The construction and operation of facilities producing purified phosphoric acid and other chemical precursor materials involves additional permitting requirements governing industrial facility construction, air emissions, effluent discharge, the handling, storage and transportation of hazardous materials and chemicals, and worker health and safety. These requirements may engage multiple regulatory regimes and authorities, and the process of obtaining all necessary approvals for processing operations may be more time-consuming, costly and uncertain than the Company currently anticipates.

Delays in obtaining required permits, licences or approvals for either the extraction or processing operations, or the imposition of onerous conditions in connection with any such approvals, could materially delay the development or commencement of the Company’s operations, increase capital and operating costs, and adversely affect the Company’s ability to generate revenues. In certain circumstances, required approvals may be refused entirely, which could render one or more aspects of the Company’s proposed operations unviable.

All phases of the Company’s operations are subject to environmental regulations in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards, protection of species at risk, and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of those properties.

Changes in applicable laws or regulations, or in the interpretation or enforcement thereof by regulatory authorities, could impose additional costs, restrictions or obligations on either or both of the Company’s extraction and processing activities. The regulatory landscape governing mining operations, chemical processing and environmental protection is subject to ongoing evolution, and increasingly stringent requirements, particularly with respect to emissions, water use, land disturbance and the handling of industrial chemicals which could cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production, or delays in development or the abandonment of new processing operations or mining properties. Government regulatory developments, including changes to incentive programs, product content requirements, critical minerals policies, and other measures affecting the battery supply chain, could slow the growth of demand for the Company’s products or limit the Company’s ability to generate revenues from its proposed processing operations. The full effect of regulatory change on the Company’s business cannot be accurately predicted and may have a material adverse impact on the Company’s financial condition and results of operations.

Failure by the Company to comply with applicable regulatory requirements in respect of its extraction, processing or other operations could result in enforcement action, orders to cease or modify operations, facility shutdowns, fines, penalties, increased remediation obligations, reputational harm, or the suspension or revocation of permits and licences. Parties engaged in exploration, development, processing and mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations, any of which could have a material adverse effect on the Company’s business, results of operations, financial condition and prospects. In addition, officers, directors and employees of the Company may be subject to personal liability in connection with environmental non-compliance.

Risks Relating to Reputation

Reputational damage can result from the actual or perceived occurrence of any number of events, and could include negative publicity with respect to the Company’s handling of environmental matters, its relationships with community groups, the performance of its processing operations, product quality issues, or workplace health and safety incidents, whether or not such publicity is accurate. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content has made it increasingly easier for individuals and groups to communicate and share opinions regarding the Company and its activities, whether or not such opinions are accurate or well-founded. The Company does not have direct control over how it is perceived by others, and reputational loss could have a material adverse impact on its financial performance, financial condition and growth prospects. Damage to the Company’s reputation could result in decreased investor confidence, increased challenges in developing and maintaining community and Indigenous relations, and an impediment to the Company’s overall ability to advance its mineral properties and processing operations, thereby having a material adverse impact on the Company’s financial performance, financial condition and growth prospects.

FIRST PHOSPHATE AIF	51

Risks Relating to Land Reclamation

Land reclamation requirements are generally imposed on companies conducting mining operations or mineral exploration activities in order to minimize the long-term effects of land disturbance. Reclamation obligations may include requirements to control the dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance landforms and vegetation, among other measures. The nature and extent of reclamation obligations applicable to the Company’s operations will depend on applicable laws and regulations, the terms of any permits and approvals granted to the Company, and the specific characteristics of the land disturbance resulting from the Company’s activities. The cost of reclamation activities may be significant and may increase over time as a result of changes in applicable regulatory requirements or the scope of the Company’s operations. If the Company is required to carry out unanticipated reclamation work, or if reclamation costs exceed current estimates, the Company’s financial position and ability to fund its planned activities could be materially and adversely affected.

Risks Relating to Health and Safety

The Company’s exploration, development, processing and mining operations are subject to potential risks and liabilities arising from accidents that could result in serious injury or death. The occurrence of any such accident could affect the profitability of the Company’s operations, cause interruptions to operations, lead to the suspension or loss of licences and permits, damage the Company’s reputation and its relationships with local communities, adversely affect the Company’s ability to obtain financing, and reduce the perceived appeal of the Company as an employer. Any one or more of these consequences could have a material adverse effect on the Company’s business, financial condition and results of operations.

There is no assurance that the Company will at all times be in full compliance with all applicable health and safety laws and regulations, or that it will hold, and be in full compliance with, all required health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent or delay the Company from proceeding with the development of its operations or the further development of a project. Any non-compliance with applicable health and safety requirements may result in enforcement action, fines, penalties, suspension of operations or reputational harm, any of which could adversely affect the Company’s business, financial condition and results of operations.

Amendments to current laws, regulations and permits governing the health and safety obligations of mining and processing companies, or more stringent implementation or enforcement thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production, or the abandonment or delay of the development of the Company’s mineral properties or processing operations.

Risks Relating to Insurance Coverage

Although the Company maintains insurance to protect against certain risks in amounts that it considers reasonable, its insurance will not cover all of the potential risks associated with its operations. The Company may be unable to maintain insurance or become subject to liability for pollution or other hazards which may not be insured against, or against which the Company may elect not to insure because of premium costs or other reasons. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial performance, results of operations and business outlook.

In addition, despite efforts to attract and retain qualified personnel and consultants, human error and mistakes could result in significant uninsured losses, including but not limited to the loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, erroneous or incomplete filings or non-fulfilment of other obligations, significant tax liabilities in connection with tax planning efforts, and legal claims arising from errors or mistakes by the Company’s personnel.

FIRST PHOSPHATE AIF	52

E. RISKS RELATING TO MARKET AND INDUSTRY CONDITIONS

Risks Relating to Changes in Battery Technology

Phosphate, and more specifically LFP, is currently a preferred cathode chemistry for certain battery applications, including stationary energy storage systems and electric vehicles. The Company’s business plan and prospects are premised on continued and growing demand for phosphate as a key input in the LFP battery supply chain. However, the battery technology sector is characterized by rapid and ongoing innovation, and there can be no assurance that LFP chemistry will maintain its current or anticipated market position.

Many materials and technologies are actively being researched and developed with the goal of making batteries lighter, more energy-dense, faster charging, longer-lasting and less expensive. Alternative battery chemistries and energy storage technologies that do not rely or rely less upon phosphate are the subject of significant and ongoing research, development and commercialization efforts by academic institutions, battery manufacturers, automotive original equipment manufacturers and technology companies worldwide. Some of these technologies have already achieved limited commercial deployment, and others are expected to reach commercial scale within the medium term.

The Company cannot predict which alternative technologies may ultimately prove to be commercially viable, on what timeline such technologies may be adopted, or the extent to which they may displace LFP chemistry in the Company’s target markets. The rate of adoption of any such alternative technologies will depend on a variety of factors outside the Company’s control, including but not limited to technological breakthroughs, manufacturing scalability, relative cost, performance characteristics, regulatory incentives, supply chain development, and consumer and manufacturer preferences. In addition, advances in battery efficiency or in the reduction of the quantity of phosphate required per battery unit could reduce demand for phosphate even within applications that continue to use LFP chemistry.

If alternative battery technologies are developed, commercialized or adopted at scale, or if demand for LFP batteries otherwise declines or fails to grow as anticipated, demand for and market prices of phosphate could be materially and adversely affected. Any such development could adversely affect the economic feasibility of the Company’s mineral properties, reduce or eliminate the commercial viability of the Company’s mineral reserves and resources, and have a material adverse effect on the Company’s business, results of operations, financial condition and prospects.

Risks Relating to Commodity Prices and Revenue Fluctuations

The Company’s future revenues, cash flows and profitability will be subject to fluctuations in the market prices of phosphate and related products, including iron phosphate and purified phosphoric acid. Such prices are affected by a variety of factors beyond the Company’s control, including interest rate changes, exchange rate changes, international economic and political trends, inflation or deflation, fluctuations in the value of the Canadian dollar and foreign currencies, global and regional supply and demand dynamics, changes in industrial and battery sector demand, and the political and economic conditions of major commodity producing and manufacturing countries throughout the world. A sustained decline in the market price of any of the Company’s proposed products could materially and adversely affect the economic viability of the Company’s integrated extraction and processing operations.

In addition to commodity price risk, the Company may experience significant fluctuations in its quarterly and annual results of operations for a variety of reasons, many of which are outside of its control, including the pace of development of its mineral properties and processing facilities, the timing of commencement of commercial production, variations in the grade and quantity of minerals extracted, and the performance of its processing operations. Such fluctuations in results may cause the Company’s operating performance to fall below the expectations of securities analysts and investors, which could adversely affect the market price of the Company’s common shares and the ability of shareholders to dispose of their shares at a favourable price.

Risks Relating to Competition in Precursor Materials Markets

The market for LFP battery precursor materials, including iron phosphate and purified phosphoric acid, is competitive and is increasingly attracting investment from established chemical companies, mining companies and battery materials manufacturers, many of which have substantially greater financial resources, technical expertise, established customer relationships and operating histories than the Company. The Company may be unable to compete effectively with such participants for customers, supply agreements, technical talent or capital. In addition, existing or new competitors may benefit from lower-cost feedstocks, more advanced processing technology, greater economies of scale, or preferential relationships with battery manufacturers, any of which could adversely affect the Company’s ability to sell its products at commercially acceptable prices.

FIRST PHOSPHATE AIF	53

A significant portion of global iron phosphate and purified phosphoric acid production for battery applications is currently concentrated in jurisdictions that may impose lesser environmental, health and safety, and labour standards than those applicable to the Company’s operations in Canada. Producers operating in such jurisdictions may incur materially lower compliance, remediation and operational costs as a result, and may therefore be able to produce and supply precursor materials at prices with which the Company cannot profitably compete.

In addition, producers of iron phosphate, purified phosphoric acid and other LFP precursor materials in certain foreign jurisdictions may benefit from substantial government subsidies, grants, tax incentives, preferential financing, state-directed investment or other forms of government support that are not available to the Company, or that are available to the Company only to a lesser degree. Such support may allow foreign competitors to price their products below the Company’s cost of production, to invest more aggressively in capacity expansion, or to offer more favourable commercial terms to customers, any of which could materially and adversely affect the Company’s competitive position and the viability of its processing operations. There can be no assurance that Canadian federal or provincial government support programs will be sufficient to offset the competitive advantages enjoyed by foreign producers that benefit from state support.

The market price of iron phosphate and purified phosphoric acid for battery applications may be subject to significant volatility, influenced by global supply and demand dynamics, the pace of EV adoption, the competitive landscape among precursor suppliers, the pricing of substitute materials, and the extent and continuation of foreign government support for competing producers. A decline in the market price of these products, whether driven by competitive pricing from foreign producers or otherwise, could materially and adversely affect the economic viability of the Company’s processing operations.

Risks Relating to Intellectual Property and Processing Technology

The production of battery-grade iron phosphate and purified phosphoric acid may involve proprietary processes, technologies or know-how that are subject to intellectual property protections held by third parties. The Company may be required to obtain and update, from time-to-time, licences for processing technologies, and there can be no assurance that such licences will be available on commercially acceptable terms, or at all. In addition, the Company’s own processing methods, formulations or innovations may not be adequately protectable through patents or other intellectual property rights, and competitors may replicate or improve upon the Company’s processes without liability.

F. RISKS RELATED TO FOREIGN INVESTORS

Risks to Non-Canadian Investors

It may be difficult for securityholders in the United States to enforce actions against the Company and its officers and directors on the basis of U.S. securities law liabilities. The Company is incorporated under the Business Corporations Act (British Columbia). All of the Company’s directors and officers are residents of Canada and all of its assets are located outside of the U.S. Consequently, it may be difficult for U.S. securityholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws or other laws of the U.S. In addition, security holders should not assume that the courts of Canada (i) will enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors, or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) will enforce, in original actions, liabilities against the Company, its officers or directors, or such persons predicated upon the U.S. federal securities laws or other laws of the U.S.

Risks Related to Foreign Private Issuer Status

The Company reports under the Exchange Act as a non-U.S. company as a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended. Because the Company qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, the Company is permitted to disclose less comprehensive and less timely compensation information for its executive officers on an individual basis. Further, the Company is not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections afforded to shareholders of a company that is not a foreign private issuer.

FIRST PHOSPHATE AIF	54

The Company may in the future lose foreign private issuer status if a majority of its common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company is not a foreign private issuer, it may be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

G. RISKS RELATING TO THE COMPANY’S SECURITIES

Risks Relating to Share Price Volatility

The market price of the Company’s common shares may be subject to significant volatility in response to fluctuations including in commodity and material prices, the results of the Company’s exploration and development activities, changes in the Company’s financial condition or results of operations, and broader market and industry conditions. There can be no assurance that an active trading market for the Company’s Common Shares will be maintained, or that the market price of the Common Shares will not decline below current levels.

Risks Relating to Dilution and Future Sales of Shares

The Company is authorized to issue an unlimited number of Common Shares. The Company may issue, at its own discretion, and from time to time, additional Common Shares and securities convertible into Common Shares including, but not limited to, rights, warrants, incentive stock options and restricted share units. The issuance of Common Shares may result in dilution to existing shareholders.

Sales of a substantial number of the Company’s securities in the public market could occur at any time. Such sales, or the market perception that holders of a large number of the Company’s securities intend to sell, could reduce the market price of the Company’s securities. A decline in the market price of the securities could impair the Company’s ability to raise additional capital through the sale of securities.

The issuance of shares to shareholders whose investment profile may not be consistent with the Company’s business may lead to significant sales of the Company’s securities, or a perception that such sales may occur, either of which could have a material adverse effect on the market for and the market price of the Company’s securities. The Company is unable to predict the effect that any such sales may have on the then-prevailing market price of its shares.

No Dividends

The Company has not paid any dividends and has no plans to declare or pay dividends in the near future. Any decision to pay dividends will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. Accordingly, investors will likely only see a return on their investment if the value of the Company’s securities appreciates.

FIRST PHOSPHATE AIF	55

H. FINANCIAL RISKS

Risks Relating to Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments to which the Company is potentially subject to credit risk consist primarily of cash and cash equivalents, accounts and other receivables, and reclamation deposits. With respect to its processing operations, the Company may also be exposed to credit risk in connection with amounts receivable from customers under offtake and supply agreements. The Company seeks to manage its credit risk with respect to cash and cash equivalents by holding such amounts through major Canadian financial institutions of high credit quality, as determined by recognized rating agencies. There can be no assurance, however, that counterparty defaults will not occur or that the Company will not suffer financial losses as a result of counterparty credit risk.

Risks Relating to Liquidity

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s ability to meet its obligations depends on its ability to generate sufficient cash from its operations or to obtain additional financing on a timely basis. The Company manages its liquidity risk by preparing annual estimates of exploration, development and administrative expenditures and monitoring actual expenditures compared to such estimates, with a view to ensuring that sufficient capital is available to meet ongoing obligations. Despite these measures, there can be no assurance that the Company will have sufficient liquidity to meet all of its financial obligations as they come due, particularly in the event of unanticipated costs or delays in the development of its mineral properties or processing operations, or in the event that additional financing is not available on acceptable terms or at all.

I. OTHER RISKS

Risks Related to Geopolitical Uncertainty

The conflicts in Ukraine and the Middle East, including Iran, and the accompanying international response including the closing of key transportation routes, has been disruptive to the global economy, with increased volatility in commodity markets, including higher material and supply prices, international trade and financial markets, all of which have a trickle-down effect on supply chains. There is substantial uncertainty about the extent to which these conflicts will continue to impact global economic and financial affairs, as the numerous issues arising from these conflicts are ever changing and there is the potential for escalation of these conflicts, or other conflicts within these regions or globally. There is a substantial risk of market and financial turmoil arising from these conflicts which could have a material adverse effect on the economics of the Company and the Company’s ability to operate its business.

Risks Related to Global Financial Conditions

Global financial conditions are, and may in the future be, subject to extreme volatility. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as armed hostilities and economic sanctions. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, instability of certain financial institutions, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, the volatility of commodity prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges, inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global or regional economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to it or at all and reduce demand for its products. In such an event, the Company’s operations and financial condition could be adversely impacted.

Risks Related to Uncertain Trade Policies

The imposition of trade tariffs, particularly by the U.S., or other trade restrictions could have significant repercussions for Canadian businesses and the broader economy. Increased costs of goods and services may contribute to inflation. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business. Furthermore, there is a risk that tariffs imposed by the U.S. on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

FIRST PHOSPHATE AIF	56

Risks Related to Reliance on Key Personnel

The Company relies on a number of key personnel, including directors, management, and key consultants and contractors including geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the exploration, development and processing industry to, among other things, plan and construct processing facilities and mines, to establish mineral resources and reserves, to carry out environmental and social impact assessments, to acquire access to and maintain required technologies, and to develop the exploration and mineral processing infrastructure. The number of persons skilled in these areas is limited and competition for such persons is intense. As the business grows, the Company may require additional key personnel and there can be no assurance that the Company will be successful in attracting, training, and retaining qualified personnel. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on our operations and financial condition.

The Company cannot be certain that it will be able to retain existing key personnel or that it will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on the Company. The Company is particularly at risk at this stage of its development as it relies on a small management team, the loss of any member of which could cause severe adverse consequences. The Company does not maintain “key person” insurance policies in respect of its key personnel.

Further, the Company’s ability to execute its business plan is dependent in significant part on the performance, expertise and timeliness of third-party service providers. Deficient, negligent or untimely work by any consultant, engineer, contractor or other outside party engaged by the Company could result in cost overruns, construction delays, operational failures, regulatory non-compliance or other adverse outcomes that could have a material adverse effect on the Company’s business, results of operations and financial condition. There can be no assurance that the Company will be able to engage third-party service providers with the necessary expertise on commercially acceptable terms, or that such parties will perform their obligations in a manner that meets the Company’s requirements. The loss of, or inability to replace, key contractors or consultants could materially disrupt the Company’s exploration, development or processing activities.

Risks Related to Conflicts of Interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (potentially including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest from time to time. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

The Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Risks Related to Litigation

Legal proceedings may arise, from time to time, with and without merit, in the course of the Company’s business. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. The Company is not currently subject to material litigation, nor has the Company received any indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, the Company could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort in operating the business of the Company and if the Company is incapable of resolving such disputes favourably, the resulting litigation could have a material adverse impact on the Company’s assets, rights, financial condition, cash flow and results from operations.

FIRST PHOSPHATE AIF	57

Risks Related to Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as damage to physical facilities, natural disasters, terrorism, fire, power loss, cable cuts, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. The Company applies risk management controls in line with industry accepted standards to protect its information assets and systems; however, these controls may not adequately protect against cyber security breaches. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on the Company’s forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

DESCRIPTION OF CAPITAL STRUCTURE

Overview

The Company is authorized to issue an unlimited number of common shares and unlimited number of preferred shares issuable in series. As of the date of this AIF the Company has 190,494,664 Common Shares and 1,422,807 ADRs outstanding and no preferred shares outstanding.

At a meeting of Shareholders of the Company, each Common Share entitles the holder thereof to one vote in respect of each Common Share held at such meetings. The holders of Common Share are entitled to receive dividends if, as and when declared by the Board of Directors. In the event of liquidation, dissolution or winding-up of the Company, the holders of the Common Share are entitled to share rateably in any distribution of the property or assets of the Company.

There are no pre-emptive rights, no conversion or exchange rights, no redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions, which are capable of requiring a security holder to contribute additional capital.

Convertible Securities

As of the date of this AIF, there are 7,575,000 Options and 1,979,134 RSUs issued and outstanding pursuant to the Company’ omnibus equity incentive plan. The Company also has 4,651,475 warrants outstanding.

FIRST PHOSPHATE AIF	58

Market for Securities

Trading Price and Volume

The Common Shares are listed for trading on the CSE under the trading symbol “PHOS”, on the OTCQX Market under the trading symbol “FRSPF”, and on the FSE under the trading symbol “KD0.” The Company is a reporting issuer in all of the provinces and territories of Canada. In addition, the ADRs are listed on Nasdaq Global Markets under the symbol “PHOS”.

The following is a monthly summary of trading in the Common Shares on the CSE for the period of March 1, 2025 to February 28, 2026.

MONTH	HIGH PRICE ($)	LOW PRICE ($)	Volume
March 2025	0.34	0.27	1,802,648
April 2025	0.37	0.24	2,173,421
May 2025	0.39	0.27	2,399,220
June, 2025	0.43	0.30	2,758,168
July 2025	0.52	0.30	5,697,121
August 2025	0.52	0.43	2,808,306
September 2025	0.69	0.46	9,091,254
October 2025	1.08	0.48	16,794,902
November 2025	0.90	0.64	9,943,192
December 2025	1.13	0.81	14,090,533
January 2026	1.10	0.78	12,431,433
February 2026	0.99	0.75	6,171,261

FIRST PHOSPHATE AIF	59

The following is a monthly summary of trading in the Common Shares under the symbol FRSPF for the period of March 1, 2025 to February 28, 2026 including from March 1, 2025 to August 11, 2025 on the OTCQB and from August 12, 2025 to February 28, 2026 on the OTCQX market.

MONTH	HIGH PRICE (US$)	LOW PRICE (US$)	Volume
March 2025	0.24	0.1785	152,156
April 2025	0.259	0.1701	103,396
May 2025	0.274	0.1892	488,919
June, 2025	0.3263	0.2204	654,072
July 2025	0.3863	0.219	2,218,250
August 2025	0.4126	0.3012	644,841
September 2025	0.5423	0.3322	2,754,328
October 2025	0.86	0.3406	10,330,113
November 2025	0.70	0.45	3,262,108
December 2025	0.8214	0.57	5,389,705
January 2026	0.7983	0.581	4,729,478
February 2026	0.73	0.55	3,707,924

FIRST PHOSPHATE AIF	60

Prior Sales

Date Issued	Type of Security	Number of Securities	Exercise Price	Expiry Date
March 1, 2025	Restricted Share Units	2,658,780	N/A	N/A
September 1, 2025	Restricted Share Units	1,850,400	N/A	N/A
November 24, 2025	Options	4,700,000	N/A	December 29, 2026
November 24, 2025	Restricted Share Units	1,303,000	N/A	N/A
November 14, 2025	Warrant	177,666	1.25	Note 1
November 21, 2025	Warrant	701,697	1.25	Note 1
December 12, 2025	Warrant	860,305	1.25	Note 1
December 19, 2025	Warrant	1,278,893	1.25	Note 1
May 27, 2025	Warrant	1,113,188	$0.50	Note 2
June 2, 2025	Warrant	394,052	$0.50	Note 2
July 8, 2025	Warrant	697,487	$0.50	Note 2
July 16, 2025	Warrant	477,154	$0.50	Note 2
August 22, 2025	Warrant	843,720	$0.50	Note 2
September 12, 2025	Warrant	1,612,300	$0.50	Note 2
September 19, 2025	Warrant	3,332,720	$0.50	Note 2
September 23, 2025	Warrant	18,400	$0.50	Note 2
February 20, 2026	Restricted Share Units	781,395	N/A	N/A

Note:

(1)	Original expiry date was April 30, 2026. Of these warrants, 2,445,368 were exercised and 573,193 expired unexercised.

(2)	Original expiry date was December 31, 2025. Of these warrants, 8,423,381 were exercised and 65,640 expired unexercised.

Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer

To the knowledge of the Company, as of the date of this AIF, no securities of the Company are held in escrow or subject to contractual restrictions on transfer.

Directors and Officers

Name, Address, Occupation and Securities Holding

The Company’s current management team is experienced in matters relating to the Company’s business and possess the necessary skillsets to implement its business plan.

The following table sets out the names, municipalities of residence of the directors and officers of the Company, directly or indirectly, or over which they exercise control or direction, the offices they hold with the Company, and the principal occupation of the proposed directors and senior officers during the past five years.

FIRST PHOSPHATE AIF	61

Name & Municipality of Residence and Position	Principal Occupation for Past Five Years	Director or Officer of the Company Since
John Passalacqua(1) (Ontario, Canada) Non-independent Director, Chief Executive Officer	Officer of the Company (June 2022 to present) President of Expoworld Ltd. (May 1998 to present)	June 25, 2021
Bennett Kurtz, (Ontario, Canada) Non-independent Director, Chief Financial Officer, Chief Administrative Officer and Corporate Secretary	Officer of the Company (June 2022 to present) President and Managing Director of Kurtz Financial Group (April 2007 to present)	June 25, 2021
Laurence W. Zeifman(1)(2) (Ontario, Canada) Chairman and Independent Director	Audit Partner of Zeifmans LLP, Chartered Professional Accountants. (June 1987 to present)	June 23, 2022
Peter Nicholson(1)(2) (Ontario, Canada) Independent Director	President of Wealth Creation Preservation & Donation Inc.	September 1, 2024
Peter Kent(1) (Ontario, Canada) Independent Director	Member of Parliament (retired) (2008 to 2021) Officer of the Company (September 2022 to August 2023)	July 10, 2026
Armand MacKenzie (Quebec, Canada) President

Officer of the Company (March 2024 to present)

Vice-President, Sayona Inc. (July 2023 to January 2024)

Quebec/Ontario Director, Fortescue Metals Group (January 2022 to July 2023)

Special Advisor, Nouveau Monde Graphite (January 2021 to December 2021)

March 13, 2024
David Dufour (Quebec, Canada) Executive Vice President	Officer of the Company (February 2025 to present) VP Operations, Produits Boreal (January 2022 to January 2024)	February 27, 2025
Steeve Lavoie (Quebec, Canada) Chief Geologist	Officer of the Company (April 2026 to present) Geologist Manager at the Company 2025-2026 Exploration General Supervisor at Agnico Eagle Mines, 2020-2025	April 1, 2026

Notes:

(1)	Member of Audit Committee. Mr. Zeifman is Chair.

(2)	Member of the Compensation Committee. Mr. Nicholson is Chair.

Each of the directors are appointed for a one-year term expiring at each annual meeting of shareholders or until their successors are elected or appointed. As at the date of this AIF, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 39,253,774 shares or 20.7% of the outstanding shares. The information as to principal occupation and Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the directors and officers directly.

FIRST PHOSPHATE AIF	62

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or officers of the Company or any of their personal holding companies:

a)	is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company, that:

●	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

●	was subject to a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the person ceased to be a director, chief executive officer or chief financial officer of the company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b)	is as at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

To the knowledge of the directors and senior officers of the Company, none of the directors or officers of the Company or any of their personal holding companies has been subject to:

a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Conflicts of Interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest. The BCBCA provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and in accordance with the Company’s Code of Business Conduct and Ethics.

Legal Proceedings and Regulatory Actions

Legal Proceedings

To the knowledge of the Company there are no material legal proceedings to which the Company is a party or to which its property is subject, nor were there any such proceedings during the Company’s 2026 financial year, and, to the Company’s knowledge, no such proceedings are contemplated.

FIRST PHOSPHATE AIF	63

Regulatory Actions

The Company is not aware of any (a) penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority during the Company’s 2026 financial year; or (b), other penalty or sanctions, imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; and (c) the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the Company’s 2026 financial year.

Interest of Management and Others in Material Transactions

To our knowledge, other than as disclosed herein, no director, executive officer or shareholder that either: (i) beneficially owns; or (ii) controls or directs, directly or indirectly, over 10% of any class of our outstanding securities, nor their associates or affiliates, have or have had within the three most recently completed financial years, any material interests, direct or indirect, in any transaction that has materially affected, or is reasonably expected to materially affect, our Company.

Indebtedness of Directors and Officers

No director or officer of the Company, or person who acted in such capacity in the last financial year, or any other individual who at any time during the most recently completed financial year of the Company was a director of the Company or any associate of the Company, is indebted to the Company, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, is the transfer agent and registrar for the Company’s Common Shares.

Material Contracts

Except for contracts entered into in the ordinary course of business, the Company did not enter into any material contracts in the most recently completed financial year. The Collaboration Agreement, entered into prior to the most recently completed financial year, remains in effect as at the date of this AIF.

Audit Committee

Audit Committee Charter

The Board of the Company has adopted a written charter for the Audit Committee attached to this AIF as Appendix A.

Composition of the Audit Committee

The Company’s Audit Committee is currently comprised of three directors, consisting of Laurence W. Zeifman (Chair), Peter Nicholson and Peter Kent. Mr. Zeifman and Mr. Nicholson. are “independent” as defined in NI 52-110. All of the Audit Committee members are “financially literate”, as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

Relevant Education & Experience

Each member of the Audit Committee has the financial literacy and experience reviewing financial statements at least as complex as those of the Company. In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as a member, as provided by the member, is as follows:

FIRST PHOSPHATE AIF	64

Laurence W. Zeifman, CPA, is an audit partner of Zeifmans LLP, a mid-sized Toronto public accounting firm. Larry has over 40 years of experience auditing public and private companies as a public accountant. From 2009 to 2025 he served as chair of Nexia Canada, the Canadian division of one of the largest international accounting networks. Larry consistently exceeds his annual CPA Ontario requirements for continuing professional education, focusing on accounting and assurance matters.

Peter Nicholson, CFP, has worked in the financial services business since 1987 and has, since 1995, been a recognized leader in Canadian tax assisted investments, with a specialized focus on philanthropic tax planning. Peter is the founder and has, since 2006, been the President, Chief Compliance Officer, Dealing Representative and Ultimate Designated Person of Wealth Creation, Preservation and Donation Inc. (“WCPD”). WCPD is an Exempt Market Dealer which has raised more than $2 billion in financing for Canadian resource and mineral exploration companies. In his roles with WCPD, Mr. Nicholson analyzes and evaluates dozens of companies in the resource sector each year. Peter has also acted on the boards of many foundations.

Peter Kent, PC, acted as President of the Company from September 2022 to August 2023 and as director from August 2022 to August 2023. Peter had a more than four-decade career in journalism including as reporter, producer, anchor and executive. Mr. Kent subsequently spent 12 years as a Member of Parliament (Thornhill) where he held a broad range of responsibilities including acting as Minister of State of Foreign Affairs (Americas), Minister of the Environment, Defence Committee Chair, and as Foreign Affairs, Ethics and Immigration Critic. As Minister of the Environment, Mr. Kent was responsible for an initial departmental budget of over $1 billion and led numerous critical program allocations and deficit reducing austerity measures of significant breadth and complexity.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee mandate includes the review and pre-approval of all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors to the Company or any subsidiary entities, and consider the impact on the independence of the auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

●	the aggregate amount of all such non-audit services provided to the Company constitutes or is reasonably expected to constitute no more than five percent (5%) of the total amount of fees paid by the Company and its subsidiary entities, if any, to its external auditors during the fiscal year in which the non-audit services are provided;

●	the Company did not recognize the services as non-audit services at the time of the engagement; and

●	such services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more independent members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee;

FIRST PHOSPHATE AIF	65

provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval, such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee;

External Auditor Service Fees

The fees billed to the Company by its auditor, Davidson & Company LLP, for the year ended February 28, 2026, were as follows:

The aggregate fees billed by the Company’s external auditor in the last two fiscal years, by category, are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2026	$98,841	Nil	$120,700	Nil
2025	$121,972	Nil	$219,279	Nil

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

Name	Description
Antoine Yassa P.Geo	UPDATED MINERAL RESOURCE ESTIMATE AND TECHNICAL REPORT ON THE BÉGIN-LAMARCHE PHOSPHATE PROJECT, SAGUENAY – LAC SAINT-JEAN REGION, NORTHERN QUÉBEC, dated effective May 1, 2026, was prepared for the Company by Antoine Yassa P.Geo who is a “Qualified Person” in accordance with NI 43-101 and is independent of the Company.
Andrew Bradfield, P.Eng. Eugene Puritch, P.Eng., FEC, CET Antoine Yassa, P.Geo. D. Grant Feasby, P.Eng. John Henning, Ph.D, P.Eng. Hugo Latulippe, P.Eng.	PRELIMINARY ECONOMIC ASSESSMENT OF THE BÉGIN-LAMARCHE PHOSPHATE PROPERTY, SAGUENAY – LAC SAINT-JEAN REGION, NORTHERN QUĖBEC, dated effective December 4, 2024, was prepared by Andrew Bradfield, P.Eng. Eugene Puritch, P.Eng., FEC, CET Antoine Yassa, P.Geo. D. Grant Feasby, P.Eng. John Henning, Ph.D, P.Eng., BBA Inc. Hugo Latulippe, P.Eng., BBA Inc., each of whom is a “Qualified Person” in accordance with NI 43-101 and is independent of the Company.

Antoine Yassa, P.Geo.

Andrew Bradfield, P.Eng.

Eugene Puritch, P.Eng., FEC, CET

D. Grant Feasby, P.Eng.

Kenneth Kuchling, P.Eng.

Jessica Breault, P.Eng.

Danielle Demers, P.Eng.

Ann Lamontagne, Ph.D., P.Eng.,

Preliminary Economic Assessment of the Lac à l’Orignal Phosphate Property, Saguenay-Lac-Saint-Jean Region, Northern Quėbec, dated effective July 25, 2023, prepared by Antoine Yassa, P.Geo. Andrew Bradfield, P.Eng. Eugene Puritch, P.Eng., FEC, CET D. Grant Feasby, P.Eng. Kenneth Kuchling, P.Eng. Jessica Breault, P.Eng. (Knight Piésold Ltd.), Danielle Demers, P.Eng. (Knight Piésold Ltd.), Ann Lamontagne, Ph.D., P.Eng., (Lamont Inc.), each of whom is a “Qualified Person” in accordance with NI 43-101 and is independent of the Company.
Davidson & Company LLP	Independent auditors of the Company having an address of 609 Granville St #1200, Vancouver, BC V7Y 1H4. Davidson & Company LLP.

FIRST PHOSPHATE AIF	66

The technical and scientific information disclosed in this AIF has been verified and reviewed by Steeve Lavoie, P.Geo, who is the Company Chief Geologist and a Qualified Person within the meaning of NI 43-101. The Technical Reports were prepared under the supervision of Gilles Laverdiere, P.Geo. (Retired), who was the Company Chief Geologist and a Qualified Person within the meaning of NI 43-101 at the time of their preparation.

To the knowledge of the Company, each of the aforementioned persons or companies held less than 1% of the outstanding securities of the Company when they prepared the reports referred to above and following the preparation of such reports. None of the aforementioned persons or companies received any direct or indirect interest in any securities of the Company in connection with the preparation of such reports.

Additional Information

Additional information relating to the Company may be found at SEDAR+, which can be accessed at www.sedarplus.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular dated as of July 29, 2026. Additional financial information is provided in the Company’s audited financial statements and Management’s Discussion & Analysis for the period ended February 28, 2026.

FIRST PHOSPHATE AIF	67

Appendix A - CHARTER OF THE AUDIT COMMITTEE

Purpose of the Committee

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of First Phosphate Corp. (the “Company”) to which the Board has delegated its responsibility for the oversight of the following:

●	nature and scope of the annual audit;

●	management’s reporting on internal accounting standards and practices;

●	the review of financial information, accounting systems and procedures;

●	financial reporting and financial statements,

and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee, with respect to the Company and its subsidiaries, are as follows:

●	to oversee the accounting and financial reporting processes and the audits of the financial statements of the Company and to assist the directors of the Company (the “Directors”) in meeting their responsibilities in respect of the preparation and disclosure of the financial statements of the Company and related matters;

●	to provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board;

●	to ensure the external auditors’ independence and review and appraise their performance;

●	to increase the credibility and objectivity of financial reports; and

●	to facilitate in depth discussions between Directors on the Committee, management and external auditors.

Composition

The Committee will be comprised of at least three Directors or such greater number as the Board may determine from time to time and such number of the members of the Committee shall be “independent” (as such term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”) as is required to meet the Company’s obligations under NI 52-110, the policies of any stock exchange upon which any securities of the Company are listed, and all other applicable laws.

All of the members of the Committee must be able to read and understand fundamental financial statements, including a Company’s balance sheet, income statement, and cash flow statement, as required by Nasdaq Listing Rule 5605(c)(2)(A) and be “financially literate” (as defined in NI 52- 110) unless the Board determines that an exemption under NI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of NI 52-110. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board shall from time to time designate one of the members of the Committee to be the chairperson of the Committee (the “Chair”).

Meetings and Administrative Matters

(a)	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions, and at such other times as the external auditor and/or the Committee consider appropriate. The Chief Financial Officer of the Company shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chair.

(b)	Meeting materials shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

(c)	A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Board.

FIRST PHOSPHATE AIF	68

(d)	The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

(e)	At all meetings of the Committee, every resolution shall be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the meeting shall be entitled to a second or casting vote.

(f)	The minutes of the Committee meetings shall accurately record the decisions reached and the minutes (which may be in draft form) shall be distributed to the Committee members with copies to the Board, the Chief Financial Officer or such other officer acting in that capacity, and the external auditor.

(g)	The Committee may invite such officers, directors and employees of the Company and its subsidiaries, if any, and any other individual, as it sees fit from time to time to attend all or part of meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

(h)	Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a Director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

(i)	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Board Chair by the Committee Chair.

Mandate and Responsibilities

To fulfill its responsibilities and duties, the Committee shall:

(a)	undertake annually a review of this mandate and make recommendations to the Board as to proposed changes;

(b)	recommend to the Board, (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer; and (ii) the compensation of the external auditor.

(c)	propose appropriate funding to compensate the Company’s registered public accounting firm and advisors employed by the audit committee, to pay for ordinary administrative expenses of the audit committee and to fund or pay any other applicable items so as to satisfy Nasdaq Listing Rule 5605;

(d)	satisfy itself on behalf of the Board with respect to the Company’s internal control systems, including, where applicable, relating to derivative instruments:

(i)	identifying, monitoring and mitigating business risks; and

(ii)	ensuring compliance with legal, ethical and regulatory requirements;

(e)	review the Company’s financial statements and reports and any related management’s discussion and analysis (“MD&A”), any annual and interim profit or loss press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial reports), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors; the process should include but not be limited to:

(i)	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(ii)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(iii)	reviewing accounting treatment of unusual or non-recurring transactions;

(iv)	ascertaining compliance with covenants under loan agreements;

(v)	reviewing financial reporting relating to asset retirement obligations;

(vi)	reviewing disclosure requirements for commitments and contingencies;

(vii)	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

(viii)	reviewing unresolved differences between management and the external auditors;

(ix)	obtain explanations of significant variances with comparative reporting periods; and

(x)	determine through inquiry if there are any related party transactions, approve the transactions if needed and ensure the nature and extent of such transactions are properly disclosed;

(f)	review the financial reports and related information included in prospectuses, MD&A, information circular-proxy statements and annual information forms and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim earnings press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and all other financial information (other than information required to be reviewed by the Committee under bullet (e) above), and will periodically assess the adequacy of those procedures;

FIRST PHOSPHATE AIF	69

(g)	with respect to the Board’s responsibility, shared with the Committee, to appoint external auditors:

(i)	require the external auditors to report directly to the Committee;

(ii)	review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(iii)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company and confirming their independence from the Company;

(iv)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(v)	be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attestation services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(vi)	review management’s recommendation for the appointment of external auditors and recommend to the Board appointment of external auditors and the compensation of the external auditors;

(vii)	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fees;

(viii)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

(ix)	take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;

(x)	at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial reports;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial reports of the Company and its subsidiaries;

(j)	review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors to the Company or its subsidiary entities, and consider the impact on the independence of the auditors. The Committee shall pre-approve all audit services and all permitted non-audit services to be provided to the Company or its subsidiaries by the external auditor, either specifically or in accordance with pre-approval policies and procedures adopted by the Committee. Such policies and procedures shall be detailed as to the particular services, shall provide for the Committee to be informed of each service and shall not delegate the Committee’s responsibilities to management. The Committee may delegate pre-approval authority to one or more of its independent members, provided that each approval granted under such delegation is reported to the Committee at its next scheduled meeting. The Committee shall not approve any service prohibited by applicable auditor independence requirements.

(k)	review any other matters that the Committee feels are important to its mandate or that the Board chooses to delegate to it;

(l)	with respect to the financial reporting process:

(i)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;

(ii)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(iii)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

(iv)	review significant judgments made by management in the preparation of the financial reports and the view of the external auditors as to appropriateness of such judgments;

(v)	following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

FIRST PHOSPHATE AIF	70

(vi)	review any significant disagreement among management and the external auditors regarding financial reporting;

(vii)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented; and

(viii)	review the certification process,

(m)	review financial reporting relating to risk exposure and risk management policies and procedures of the Company (i.e., hedging, litigation and insurance),

(n)	establish a procedure for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by any employee director, general partner, officer, or consultant or advisor of the Company of concerns regarding questionable accounting or auditing matters.

Authority of the Committee

The Committee has the authority to engage independent counsel and other advisors at the expense of the Company without the Board’s approval, at any time and has the authority to determine such counsel or advisor’s fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for the payment of: (i) compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services or other permitted services for the Company; (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities; and (iii) compensation to legal, accounting or other advisors retained by the Committee.

Committee and Charter Review

The Committee will conduct an annual review and assessment of its performance, effectiveness and contribution. The Committee will conduct that review and assessment in such manner as it deems appropriate and report the results to the Board.

The Committee will also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any best practice guidelines recommended by regulators, and will recommend any required or desirable changes to the Board.

Reporting to the Board

The Committee will regularly report to the Board on all significant matters it has considered and addressed and with respect to such other matters that are within its responsibilities, including any matters approved by the Committee or recommended by the Committee for approval by the Board.

Effective upon approval by the Board of Directors on October 29, 2026

FIRST PHOSPHATE AIF	71